United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Vale S.A.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Nr.
Report of Independent Registered Public Accounting Firm	3

Management’s Report on Internal Control Over Financial Reporting	4

Consolidated Balance Sheets as of December 31, 2010 and 2009	5

Consolidated Statements of Income for the three-month periods ended December 31, 2010, September 30, 2010 and December 31, 2009 and for the three years then ended December 31, 2010	7

Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2010, September 30, 2010 and December 31, 2009 and for the three years then ended December 31, 2010	8

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2010, September 30, 2010 and December 31, 2009 and for the three years then ended December 31, 2010	9

Consolidated Statements of Comprehensive Income (deficit) for the three-month periods ended December 31, 2010, September 30, 2010 and December 31, 2009 and for the three years then ended December 31, 2010	10

Notes to the Consolidated Financial Statements	11
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Vale S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries (the “Company”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
February 24, 2011

Management’s Report on Internal Control over Financial Reporting
The management of Vale S.A (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.
The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission — COSO. Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting was effective as of December 31, 2010.
The effectiveness of the company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.
February 24, 2011
Roger Agnelli
Chief Executive Officer
Guilherme Cavalcanti
Chief Financial Officer

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December, 31
	2010	2009

Assets
Current assets
Cash and cash equivalents	7,584	7,293
Short-term investments	1,793	3,747
Accounts receivable
Related parties	435	79
Unrelated parties	7,776	3,041
Loans and advances to related parties	96	107
Inventories	4,298	3,196
Deferred income tax	386	852
Unrealized gains on derivative instruments	52	105
Advances to suppliers	188	498
Recoverable taxes	1,603	1,511
Assets held for sale	6,987	—
Others	593	865

	31,791	21,294

Non-current assets
Property, plant and equipment, net	83,096	67,637
Intangible assets	1,274	1,173
Investments in affiliated companies, joint ventures and others investments	4,497	4,585
Other assets:
Goodwill on acquisition of subsidiaries	3,317	2,313
Loans and advances
Related parties	29	36
Unrelated parties	165	158
Prepaid pension cost	1,962	1,335
Prepaid expenses	222	235
Judicial deposits	1,731	1,143
Recoverable taxes	361	817
Unrealized gains on derivative instruments	301	865
Others	393	688

	8,481	7,590

TOTAL	129,139	102,279

Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

	(Continued)
	As of December, 31
	2010	2009
Liabilities and stockholders’ equity
Current liabilities
Suppliers	3,558	2,309
Payroll and related charges	1,134	864
Minimum annual remuneration attributed to stockholders	4,842	1,464
Current portion of long-term debt	2,823	2,933
Short-term debt	139	30
Loans from related parties	9	19
Provision for income taxes	751	173
Taxes payable and royalties	257	124
Employees postretirement benefits	168	144
Railway sub-concession agreement payable	70	285
Unrealized losses on derivative instruments	35	129
Provisions for asset retirement obligations	75	89
Liabilities associated with assets held for sale	3,152	—
Others	899	618

	17,912	9,181

Non-current liabilities
Employees postretirement benefits	2,442	1,970
Long-term debt	21,591	19,898
Provisions for contingencies (Note 21 (b))	2,043	1,763
Unrealized losses on derivative instruments	61	9
Deferred income tax	8,085	5,755
Provisions for asset retirement obligations	1,293	1,027
Debentures	1,284	752
Others	1,987	1,427

	38,786	32,601

Redeemable noncontrolling interest	712	731

Commitments and contingencies (Note 21)

Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2009 — 2,108,579,618) issued	10,370	9,727
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2009 — 3,256,724,482) issued	16,016	15,262
Treasury stock — 99,649,571 (2009 — 77,581,904) preferred and 45,375,394 (2009 — 74,997,899) common shares	(2,660)	(1,150)
Additional paid-in capital	2,188	411
Mandatorily convertible notes — common shares	290	1,578
Mandatorily convertible notes — preferred shares	644	1,225
Other cumulative comprehensive loss	(333)	(1,808)
Undistributed retained earnings	42,218	28,508
Unappropriated retained earnings	166	3,182

Total Company stockholders’ equity	68,899	56,935
Noncontrolling interests	2,830	2,831

Total stockholders’ equity	71,729	59,766

TOTAL	129,139	102,279

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(Except per share amounts)

	Three-month period ended (unaudited)			Year ended as of December, 31
	December	September	December
	31, 2010	30, 2010	31, 2009	2010	2009	2008
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	13,021	12,350	5,257	39,422	19,502	32,484
Aluminum products	691	609	611	2,554	2,050	3,042
Revenues from logistic services	334	408	307	1,465	1,104	1,607
Fertilizer products	768	802	109	1,845	413	295
Others	393	327	257	1,195	870	1,081

	15,207	14,496	6,541	46,481	23,939	38,509
Taxes on revenues	(278)	(394)	(208)	(1,188)	(628)	(1,083)

Net operating revenues	14,929	14,102	6,333	45,293	23,311	37,426

Operating costs and expenses
Cost of ores and metals sold	(4,258)	(3,503)	(2,839)	(13,326)	(9,853)	(13,938)
Cost of aluminum products	(565)	(491)	(571)	(2,108)	(2,087)	(2,267)
Cost of logistic services	(285)	(263)	(235)	(1,040)	(779)	(930)
Cost of fertilizer products	(674)	(669)	(60)	(1,556)	(173)	(117)
Others	(258)	(187)	(290)	(784)	(729)	(389)

	(6,040)	(5,113)	(3,995)	(18,814)	(13,621)	(17,641)
Selling, general and administrative expenses	(647)	(418)	(378)	(1,701)	(1,130)	(1,748)
Research and development expenses	(301)	(216)	(296)	(878)	(981)	(1,085)
Impairment of goodwill	—	—	—	—	—	(950)
Others	(774)	(519)	(561)	(2,205)	(1,522)	(1,254)

	(7,762)	(6,266)	(5,230)	(23,598)	(17,254)	(22,678)

Operating income	7,167	7,836	1,103	21,695	6,057	14,748

Non-operating income (expenses)
Financial income	117	56	65	290	381	602
Financial expenses	(926)	(741)	(548)	(2,646)	(1,558)	(1,765)
Gains (losses) on derivatives, net	473	500	296	631	1,528	(812)
Foreign exchange and indexation gains, net	51	257	17	344	675	364
Gain (loss) on sale of investments	—	—	(190)	—	40	80

	(285)	72	(360)	(1,381)	1,066	(1,531)

Income before discontinued operations, income taxes and equity results	6,882	7,908	743	20,314	7,123	13,217

Income taxes
Current	(1,549)	(2,589)	583	(4,996)	(2,084)	(1,338)
Deferred	412	443	173	1,291	(16)	803

	(1,137)	(2,146)	756	(3,705)	(2,100)	(535)

Equity in results of affiliates, joint ventures and other investments	303	305	71	987	433	794

Net income from continuing operations	6,048	6,067	1,570	17,596	5,456	13,476
Discontinued operations, net of tax	—	8	—	(143)	—	—

Net income	6,048	6,075	1,570	17,453	5,456	13,476

Net income attributable to noncontrolling interests	131	37	51	189	107	258
Net income attributable to the Company’s stockholders	5,917	6,038	1,519	17,264	5,349	13,218

Basic and diluted earnings per share attributable to Company’s stockholders
Earnings per preferred share	1.12	1.13	0.28	3.23	0.97	2.58
Earnings per common share	1.12	1.13	0.28	3.23	0.97	2.58
Earnings per preferred share linked to convertible mandatorily notes (*)	1.61	1.35	0.52	4.76	1.71	4.09
Earnings per common share linked to convertible mandatorily notes (*)	1.68	1.41	0.59	6.52	2.21	4.29

(*) Basic earnings per share only, as dilution assumes conversion
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Three-month period ended (unaudited)			Year ended as of December, 31
	December 31,	September 30,	December 31,
	2010	2010	2009	2010	2009	2008
Cash flows from operating activities:
Net income	6,048	6,075	1,570	17,453	5,456	13,476
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	1,073	696	799	3,260	2,722	2,807
Dividends received	629	283	243	1,161	386	513
Equity in results of affiliates, joint ventures and other investments	(303)	(305)	(71)	(987)	(433)	(794)
Deferred income taxes	(412)	(443)	(173)	(1,291)	16	(803)
Impairment of goodwill	—	—	—	—	—	950
(Gain) Loss on disposal of property, plant and equipment	248	229	113	623	293	376
(Gain) Loss on sale of investments	—	—	190	—	(40)	(80)
Discontinued operations, net of tax	—	(8)	—	143	—	—
Foreign exchange and indexation gains, net	(72)	(150)	(37)	(301)	(1,095)	451
Unrealized derivative losses (gains), net	532	(403)	(248)	594	(1,382)	809
Unrealized interest (income) expense, net	(43)	225	2	187	(25)	116
Others	(27)	(17)	(5)	58	20	(3)
Decrease (increase) in assets:
Accounts receivable	(639)	(776)	327	(3,800)	616	(466)
Inventories	404	(441)	(128)	(425)	530	(467)
Recoverable taxes	(70)	142	(791)	42	108	(263)
Others	709	(467)	(277)	307	(455)	21
Increase (decrease) in liabilities:
Suppliers	(445)	876	559	928	121	703
Payroll and related charges	204	160	108	214	159	1
Income taxes	(93)	1,093	(696)	1,311	(234)	(140)
Others	(35)	110	(74)	192	373	(93)

Net cash provided by operating activities	7,708	6,879	1,411	19,669	7,136	17,114

Cash flows from investing activities:
Short term investments	(1,793)	—	815	1,954	(1,439)	(2,308)
Loans and advances receivable
Related parties
Loan proceeds	—	—	(14)	(28)	(181)	(37)
Repayments	—	(1)	—	—	7	58
Others	(17)	(17)	(4)	(30)	(25)	(15)
Judicial deposits	96	(27)	(55)	(94)	(132)	(133)
Investments	(36)	—	(806)	(87)	(1,947)	(128)
Additions to property, plant and equipment	(4,742)	(3,852)	(2,755)	(12,647)	(8,096)	(8,972)
Proceeds from disposal of investments/property, plant and equipment	—	—	158	—	606	134
Acquisition of subsidiaries, net of cash acquired	—	(1,018)	—	(6,252)	(1,952)	—

Net cash used in investing activities	(6,492)	(4,915)	(2,661)	(17,184)	(13,159)	(11,401)

Cash flows from financing activities:
Short-term debt, additions	229	147	323	2,233	1,285	1,076
Short-term debt, repayments	(147)	(130)	(379)	(2,132)	(1,254)	(1,311)
Loans
Related parties
Loan proceeds	2	7	16	24	16	54
Repayments	(22)	—	(15)	(25)	(373)	(20)
Issuances of long-term debt
Third parties	891	2,017	1,537	4,436	3,104	1,890
Repayments of long-term debt
Third parties	(958)	(1,288)	(48)	(2,629)	(307)	(1,130)
Treasury stock	(1,655)	(341)	—	(1,996)	(9)	(752)
Mandatorily convertible notes	—	—	—	—	934	—
Transactions of noncontrolling interest	—	660	—	660	—	—
Capital increase	—	—	—	—	—	12,190
Dividends and interest attributed to Company’s stockholders	(1,750)	—	(1,469)	(3,000)	(2,724)	(2,850)
Dividends and interest attributed to noncontrolling interest	(81)	—	(47)	(140)	(47)	(143)

Net cash provided by (used in) financing activities	(3,491)	1,072	(82)	(2,569)	625	9,004

Increase (decrease) in cash and cash equivalents	(2,275)	3,036	(1,332)	(84)	(5,398)	14,717
Effect of exchange rate changes on cash and cash equivalents	136	452	167	375	2,360	(5,432)
Cash and cash equivalents, beginning of period	9,723	6,235	8,458	7,293	10,331	1,046

Cash and cash equivalents, end of period	7,584	9,723	7,293	7,584	7,293	10,331

Cash paid during the period for:
Interest on short-term debt	(2)	(2)	—	(5)	(1)	(11)
Interest on long-term debt	(314)	(242)	(289)	(1,097)	(1,113)	(1,255)
Income tax	(1,100)	(705)	(973)	(1,972)	(1,331)	(2,867)
Non-cash transactions
Interest capitalized	38	24	77	164	266	230
Conversion of mandatorily convertible notes using 75,435,238 treasury stock (see note 18).
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(Except number of shares)

	Three-month period ended (unaudited)			Year ended as of December, 31
	December 31,	September 30,	December 31,
	2010	2010	2009	2010	2009	2008
Preferred class A stock (including twelve golden shares)
Beginning of the period	10,370	10,370	9,727	9,727	9,727	4,953
Capital increase	—	—	—	—	—	4,774
Transfer from undistributed retained earnings	—	—	—	643	—	—

End of the period	10,370	10,370	9,727	10,370	9,727	9,727

Common stock
Beginning of the period	16,016	16,016	15,262	15,262	15,262	7,742
Capital increase	—	—	—	—	—	7,520
Transfer from undistributed retained earnings	—	—	—	754	—	—

End of the period	16,016	16,016	15,262	16,016	15,262	15,262

Treasury stock
Beginning of the period	(1,528)	(660)	(1,150)	(1,150)	(1,141)	(389)
Sales (acquisitions)	(1,132)	(868)	—	(1,510)	(9)	(752)

End of the period	(2,660)	(1,528)	(1,150)	(2,660)	(1,150)	(1,141)

Additional paid-in capital
Beginning of the period	2,188	1,790	411	411	393	498
Change in the period	—	398	—	1,777	18	(105)

End of the period	2,188	2,188	411	2,188	411	393

Mandatorily convertible notes — common shares
Beginning of the period	290	290	1,578	1,578	1,288	1,288
Change in the period	—	—	—	(1,288)	290	—

End of the period	290	290	1,578	290	1,578	1,288

Mandatorily convertible notes — preferred shares
Beginning of the period	644	644	1,225	1,225	581	581
Change in the period	—	—	—	(581)	644	—

End of the period	644	644	1,225	644	1,225	581

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	(265)	(3,617)	(2,542)	(1,772)	(11,493)	1,340
Change in the period	12	3,352	770	1,519	9,721	(12,833)

End of the period	(253)	(265)	(1,772)	(253)	(1,772)	(11,493)

Unrealized gain (loss) — available-for-sale securities, net of tax
Beginning of the period	1	—	(1)	—	17	211
Change in the period	2	1	1	3	(17)	(194)

End of the period	3	1	—	3	—	17

Surplus (deficit) accrued pension plan
Beginning of the period	154	(64)	346	(38)	(34)	75
Change in the period	(213)	218	(384)	(21)	(4)	(109)

End of the period	(59)	154	(38)	(59)	(38)	(34)

Cash flow hedge
Beginning of the period	109	122	13	2	—	29
Change in the period	(133)	(13)	(11)	(26)	2	(29)

End of the period	(24)	109	2	(24)	2	—

Total other cumulative comprehensive income (deficit)	(333)	(1)	(1,808)	(333)	(1,808)	(11,510)

Undistributed retained earnings
Beginning of the period	27,730	26,086	24,053	28,508	18,340	15,317
Transfer from/to unappropriated retained earnings	14,488	1,644	4,455	15,107	10,168	3,023
Transfer to capitalized earnings	—	—	—	(1,397)	—	—

End of the period	42,218	27,730	28,508	42,218	28,508	18,340

Unappropriated retained earnings
Beginning of the period	13,612	9,234	7,624	3,182	9,616	1,631
Net income attributable to the stockholders’ Company	5,917	6,038	1,519	17,264	5,349	13,218
Interest on mandatorily convertible debt
Preferred class A stock	(23)	(11)	(19)	(72)	(58)	(46)
Common stock	(10)	(5)	(23)	(61)	(93)	(96)
Dividends and interest attributed to stockholders’ equity
Preferred class A stock	(1,863)	—	(570)	(1,940)	(570)	(806)
Common stock	(2,979)	—	(894)	(3,100)	(894)	(1,262)
Appropriation from/to undistributed retained earnings	(14,488)	(1,644)	(4,455)	(15,107)	(10,168)	(3,023)

End of the period	166	13,612	3,182	166	3,182	9,616

Total Company stockholders’ equity	68,899	69,321	56,935	68,899	56,935	42,556

Noncontrolling interests
Beginning of the period	2,826	3,485	2,798	2,831	1,892	2,180
Disposals (acquisitions) of noncontrolling interests	—	(680)	(15)	1,629	83	—
Cumulative translation adjustments	(85)	211	79	104	823	(445)
Cash flow hedge	5	—	(30)	40	(18)	(21)
Net income attributable to noncontrolling interests	131	37	51	189	107	258
Dividends and interest attributable to noncontrolling interests	(18)	(80)	(52)	(104)	(56)	(137)
Capitalization of stockholders advances	27	—	—	27	—	57
Assets and liabilities held for sale	(56)	(147)	—	(1,886)	—	—

End of the period	2,830	2,826	2,831	2,830	2,831	1,892

Total stockholders’ equity	71,729	72,147	59,766	71,729	59,766	44,448

Number of shares issued and outstanding:
Preferred class A stock (including twelve golden shares)	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618
Common stock	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482
Buy-backs
Beginning of the period	(108,299,565)	(77,144,565)	(152,579,803)	(152,579,803)	(151,792,203)	(86,923,184)
Acquisitions	(38,725,400)	(31,155,000)	—	(69,880,400)	(831,400)	(64,869,259)
Conversions	—	—	—	75,435,238	43,800	240

End of the period	(147,024,965)	(108,299,565)	(152,579,803)	(147,024,965)	(152,579,803)	(151,792,203)

	5,218,279,135	5,257,004,535	5,212,724,297	5,218,279,135	5,212,724,297	5,213,511,897

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
Expressed in millions of United States dollars

	Three-month period ended (unaudited)			Year ended as of December, 31
	December 31,	September 30,	December 31,
	2010	2010	2009	2010	2009	2008
Comprehensive income is comprised as follows:
Company’s stockholders:
Net income attributable to Company’s stockholders	5,917	6,038	1,519	17,264	5,349	13,218
Cumulative translation adjustments	12	3,352	770	1,519	9,721	(12,833)

Unrealized gain (loss) — available-for-sale securities
Gross balance as of the period/year end	7	1	1	12	(47)	(230)
Tax (expense) benefit	(5)	—	—	(9)	30	36

	2	1	1	3	(17)	(194)
Surplus (deficit) accrued pension plan
Gross balance as of the period/year end	(306)	344	(578)	(53)	10	(194)
Tax (expense) benefit	93	(126)	194	32	(14)	85

	(213)	218	(384)	(21)	(4)	(109)
Cash flow hedge
Gross balance as of the period	(190)	20	(2)	(16)	11	(29)
Tax expense	57	(33)	(9)	(10)	(9)	—

	(133)	(13)	(11)	(26)	2	(29)

Total comprehensive income attributable to Company’s stockholders	5,585	9,596	1,895	18,739	15,051	53

Noncontrolling interests:
Net income attributable to noncontrolling interests	131	37	51	189	107	258
Cumulative translation adjustments	(85)	211	79	104	823	(445)
Cash flow hedge	5	—	(30)	40	(18)	(21)

Total comprehensive income attributable to Noncontrolling interests	51	248	100	333	912	(208)

Total comprehensive income	5,636	9,844	1,995	19,072	15,963	(155)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operations
Vale S.A., (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, basic metals production, fertilizers, logistics and steel activities.
At December 31, 2010, our principal consolidated operating subsidiaries are the following:

		% voting
Subsidiary	% ownership	capital	Location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (*)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (*)	51.00	51.00	Brazil	Aluminum
Compañia Minera Misky Mayo S.A.C.	40.00	51.00	Peru	Fertilizer
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbá Reunidas S.A.	100.00	100.00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59.14	59.14	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Urucum Mineração S.A.	100.00	100.00	Brazil	Iron Ore and Manganese
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Austria Holdings GMBH	100.00	100.00	Austria	Holding and Exploration
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Colombia Ltd.	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	78.92	99.83	Brazil	Fertilizer
Vale Fosfatados S.A	100.00	100.00	Brazil	Fertilizer
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Nouvelle Caledonie SAS	74.00	74.00	New Caledonia	Nickel

(*)	Classified as current assets held for sale.
2	Basis of consolidation
All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if we hold less than 51% of voting capital. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 15).
We evaluate the carrying value of our equity investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.
We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a stockholders agreement. We define affiliates as businesses in which we participate as a noncontrolling interest but with significant influence over the operating and financial policies of the investee.
Our participation in hydroelectric projects in Brazil is made via consortium contracts under which we have undivided interests in the assets, and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects (Note 12).

3	Summary of significant accounting policies
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post retirement benefits and other similar evaluations. Actual results could differ from those estimated.
a) Basis of presentation
We have prepared our consolidated financial statements in accordance with United States generally accepted accounting principles (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil (“Brazilian GAAP”), compliant with International Financial Reporting Standards (“IFRS”) as issued by the IASB, which are the basis for our statutory financial statements.
These financial statements reflect the retrospective adoption of the new segment information as of December 31, 2010 and the three years then ended as shown in Note 24. The new segment information was set up during 2010 based on new acquisitions and project developments. The information disclosed under Notes 15 and 24 retroactively reflects these changes for all periods covered by those Financial Statements.
Since December 2007, significant modifications have been made to Brazilian GAAP as part of a convergence project with International Financial Reporting Standards (“IFRS”) and as from December 31, 2010, the convergence will be completed and therefore IFRS will be the accounting practice adopted in Brazil. The Company does not expect to discontinue the US GAAP reporting during 2011.
Our consolidated interim financial statements for the three-month periods ended December 31, 2010, September 30, 2010 and December 31, 2009 presented herein are unaudited. However, in our opinion, such consolidated financial statements include all adjustments necessary for a fair statement of the results for these periods.
The Brazilian Real is the parent Company’s functional currency. We have selected the US dollar as our reporting currency.
All assets and liabilities have been translated to US dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to US dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity.
The results of operations and financial position of our entities that have a functional currency other than the US dollar, have been translated into US dollars and adjustments to translate those statements into US dollars are recorded in the CTA in stockholders’ equity.
The exchange rates used to translate the assets and liabilities of the Brazilian operations at December 31, 2010 and 2009, were R$1.6662 and R$1.7412, respectively.
The net transaction gain (loss) included in our statement of income (“Foreign exchange and indexation gains (losses), net”) was US$102, US$665 and US$(1,011) in the years ended December 31, 2010, 2009 and 2008, respectively.
The Company has performed an evaluation of subsequent events through February 24, 2011 which is the date the financial statements were issued.
b) Cash equivalents and short-term investments
Cash flows from overnight investments and fundings are reported net. Short-term investments that have a ready market and original maturities of 90 days or less are classified as “Cash equivalents”. The remaining investments, between 91 day and 360 day maturities are stated at fair value and presented as “Short-term investments”.

c) Long-term
Assets and liabilities that are realizable or due more than 12 months after the balance sheet date are classified as long-term.
d) Inventories
Inventories are recorded at the average cost of purchase or production, reduced to market value (net realizable value less a reasonable margin) when lower. Stockpiled inventories are accounted for as processed when they are removed from the mine. The cost of finished goods of comprises depreciation and all direct costs necessary to convert stockpiled inventories into finished goods.
We classify proven and probable reserve quantities attributable to stockpiled inventories as inventories. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.
We periodically assess our inventories to identify obsolete or slow-moving inventories, and if needed we recognize definitive allowances for them.
e) Removal of waste materials to access mineral deposits
Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.
Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.
f) Property, plant and equipment and intangible assets
Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line method at annual average rates which take into consideration the useful lives of the assets, as follows: 3.73% for railroads, 1.5% for buildings, 4.23% for installations and 7.73% for other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.
We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed. Once the economic viability of mining activities is established, subsequent development costs are capitalized.
Separately acquired intangible assets are shown at historical cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. All our intangible assets have definite useful lives and are carried at cost less accumulated amortization, which is calculated using the straight-line method over their estimated useful lives.
g) Business combinations
We apply accounting for business combinations to record acquisitions of interests in other companies. This “purchase method”, requires that we reasonably determine the fair value of the identifiable tangible and intangible assets and liabilities of acquired companies and segregate goodwill as an intangible asset.
We assign goodwill to reporting units and test each reporting unit’s goodwill for impairment at least annually, and whenever circumstance indicating that recognized goodwill may not be fully recovered are identified. We perform the annual goodwill impairment tests during the last quarter of the year.

Goodwill is reviewed for impairment utilizing a two step process. In the first step, we compare a reporting unit’s fair value with its carrying amount to identify any potential goodwill impairment loss. If the carrying amount of a reporting unit exceeds the unit’s fair value, based on a discounted cash flow analysis, we carry out the second step of the impairment test, measuring and recording the amount, if any, of the unit’s goodwill impairment loss.
h) Impairment of long-lived assets
All long-lived assets, are tested to determine if they are recoverable from operating earnings on an undiscounted cash flow basis over their useful lives whenever events or changes in circumstance indicate that the carrying value may not be recoverable.
When we determine that the carrying value of long-lived assets and definite-life intangible assets may not be recoverable, we measure any impairment loss based on a projected discounted cash flow method using a discount rate determined to be commensurate with the risk inherent in our current business model.
i) Available-for-sale equity securities
Equity securities classified as “available-for-sale” are recorded pursuant to accounting for certain investments in debt and equity securities. Accordingly, we classify unrealized holding gains and losses, net of taxes, as a separate component of stockholders’ equity until realized.
j) Compensated absences
The liability for future compensation for employee vacations is fully accrued as earned.
k) Derivatives and hedging activities
We apply accounting for derivative financial instruments and hedging activities, as amended. This standard requires that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge and has been effective during the period.
l) Asset retirement obligations
Our retirement obligations consist primarily of estimated closure costs, the initial measurement of which is recognized as a liability discounted to present value and subsequently accreted through earnings. An asset retirement cost equal to the initial liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.
m) Revenues and expenses
Revenues are recognized when title is transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from logistic services is recognized when the service order has been fulfilled. Expenses and costs are recognized on the accrual basis.
n) Income taxes
The deferred tax effects of tax loss carryforwards and temporary differences are recognized pursuant to accounting for income taxes. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recovered in the future.
o) Earnings per share
Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

p) Interest attributed to stockholders’ equity (dividend)
Brazilian corporations are permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves as determined by “Brazilian GAAP”.
As the notional interest charge is tax deductible in Brazil, the benefit to us, as opposed to making a dividend payment is a reduction in our income tax charge. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend (Note 18). This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax credit recorded in income.
q) Pension and other post retirement benefits
We sponsor private pensions and other post retirement benefits for our employees which are actuarially determined and recognized as an asset or liability or both depending on the funded or unfunded status of each plan in accordance with employees ´ accounting for defined benefit pension and other post retirement plans”. The cost of our defined benefit and prior service costs or credits that arise during the period and are not components of net periodic benefit costs are recorded in other cumulative comprehensive income (deficit).
4	Accounting pronouncements
a) Newly issued accounting pronouncements
Accounting Standards Update (ASU) number 2010-29 Disclosure of Supplementary Pro Forma Information for Business Combinations a consensus of the FASB Emerging Issues Task Force. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The impact of this statement will occur for business combinations for which the acquisition date is on or after January 1, 2011.
The Company understands that the other recently issued accounting pronouncements that are not effective as of and for the year ending December 31, 2010, are not expected to be relevant for its consolidated financial statements.
b) Accounting standards adopted in 2010
Accounting Standards Update (ASU) number 2010-25 Plan Accounting — Defined Contribution Pension Plan (Topic 962) amendments in this update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This codification does not impact our financial position, results of operations or liquidity.
Accounting Standards Update (ASU) number 2010-20 Receivables (Topic 310) improves the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. We adopted the disclosure in our financial statements.
Accounting Standards Update (ASU) number 2010-18 Receivables (Topic 310) clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. We adopted the change in the disclosure of our financial statements
Accounting Standards Update (ASU) number 2010-11 Derivatives and Hedging (Topic 815) clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This Codification does not impact our financial position, results of operations or liquidity.
Accounting Standards Update (ASU) number 2010-10 Consolidation (Topic 810) defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarifies other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This Update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. This Codification does not impact our financial position, results of operations or liquidity.
Accounting Standards Update No. 2010-09 Subsequent Events (Topic 855) addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this Update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. This Codification does not impact our financial position, results of operations or liquidity.
Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company fully adopted this standard in 2010 with no impact on our financial position, results of operations or liquidity.
In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to Interpretation No. 46(R) on the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-17 Amendments to FASB Interpretation No. 46(R) was issued. The amendments replace the quantitative-based risks and rewards calculation, for determining which reporting entity has a controlling financial interest in a VIE, with a qualitative analysis when determining whether or not it must consolidate a VIE. The newly required approach is focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments also require an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendments eliminated the scope exception on qualifying special-purpose entities (“QSPE”) and require enhanced disclosures about: involvement with VIEs, significant changes in risk exposures, impacts on the financial statements, and, significant judgments and assumptions used to determine whether or not to consolidate a VIE. The Company adopted these amendments in 2010, with no impact on our financial position, results of operations or liquidity.
In June 2009, the “FASB” issued an amendment to the accounting and disclosure requirements for transfers of financial assets. Subsequently, in December 2009, the Accounting Standards Update (ASU) number 2009-16 Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 was issued. The amendments improve financial reporting requiring greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and also change the requirements for derecognizing financial assets. In addition, the amendments eliminate the exceptions for QSPE from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. The Company adopted these amendments in 2010, with no impact on our financial position, results of operations or liquidity.
Accounting Standards Update (ASU) number 2009-08 Earning Per Share issued by the FASB provides additional guidance related to calculation of earnings per share. In particular, the effect on income available to common stockholders of a redemption or induced conversion of preferred stock. This guidance amends ASC 260. This codification does not impact our financial position, results of operations or liquidity.
5	Major acquisitions and disposals
a) Fertilizers Businesses
In line with our strategy to become a leading global player in the fertilizer business, we acquired in May 2010, 58.6% of the equity capital of Fertilizantes Fosfatados S.A. (Fosfertil), currently Vale Fertilizantes S.A., and the Brazilian fertilizer assets of Bunge Participações e Investimentos S.A. (BPI), currently named Vale Fosfatados S.A. for a total of US$4.7 billion in cash. An additional payment of US$55 was made in July, as a complement of the purchase price of Vale Fosfatados.
As part of this acquisition, we exercised in September an option contract to acquire additional 20.27% stake in Vale Fertilizantes S.A., for US$1.0 billion. Also, we launched a mandatory offer to acquire the common shares held by the noncontrolling stockholders.
As at December 31, 2010, we have 78.92% of the total capital and 99.83% of the voting capital of Vale Fertilizantes and 100% of the capital of Vale Fosfatados.
As this transaction occurred within the previous twelve months, information about the purchase price allocation presented below based on the fair values of identified assets acquired and liabilities assumed is preliminary. Such allocation, currently being performed internally by the Company, with the assistance of specialists will be finalized during future periods, and accordingly, the preliminary purchase price allocation information set forth below is subject to revision, which may be material.

Purchase price	5,795
Noncontrolling consideration	767
Book value of property, plant and equipment and mining rights	(1,987)
Book value of other assets acquired and liabilities assumed, net	(395)
Adjustment to fair value of property, plant and equipment and mining rights	(5,146)
Adjustment to fair value of inventories	(98)
Deferred taxes on the above adjustments	1,783

Goodwill	719

The acquired business contributed net revenues of US$1,507 and to reduce net income of US$10 to the group for the period from June to December, 2010. If this acquisition had been completed on January 1, 2010, our net revenues would increase by US$770 and our net income would decrease by US$12. These amounts have been calculated using our accounting policies and by adjustment the results of the subsidiaries to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to property plant and equipment and intangible assets had been applied from January 1, 2010, together with consequential tax effects.
The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Carnalita, Rio Colorado and Neuquém and phosphates in Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the top players in the world’s fertilizer business.
b) Other transactions — 2010
In September 2010, we acquired 51% stake in Sociedade de Desenvolvimento do Corredor Norte S.A (SDCN) for US$21. The SDCN has a concession to create a logistic infrastructure necessary for the production flow resulting from the second phase at our Moatize Coal Project.
As part of our efforts to meet our future production targets, we acquired in April 2010, 51% interest on iron ore concession rights in Simandou South (Zogota), Guinea, and iron ore exploration permits in Simandou North. From this amount, US$500 is payable immediately and the remaining US$2 billion upon achievement of specific milestones.

This joint venture is also committed to renovate 660km of the Trans-Guinea railway for passenger transportation and light commercial use.
In July 2010, we concluded the sale of minority stakes in the Bayóvar project in Peru through the newly-formed company MVM Resources International B.V. (MVM). We sold 35% of the total capital of MVM to Mosaic for US$385 and 25% to Mitsui for US$275. Vale retains control of the Bayóvar project, holding a 40% stake of the total capital and 51% of voting shares of the newly-formed company. The capital amount invested as at June 30, 2010 was approximately US$550. The difference between the fair value and carrying amount of US$321 on this transaction was accounted for in equity in accordance with the accounting rules related to the gains/losses when control is retained.
In June 2010, we acquired an additional 24.5% stake in the Belvedere coal project (Belvedere) for US$92 from AMCI Investments Pty Ltd (AMCI). As an outcome of this transaction, Vale increased its participation in Belvedere from 51.0% to 75.5%.
In May 2010, we entered into an agreement with Oman Oil Company S.A.O.C. (OOC), a company wholly-owned by the Government of the Sultanate of Oman, to sell 30% of Vale Oman Pelletizing Company LLC (VOPC), for US$125. The transaction remains subject to the terms set forth in the definitive share purchase agreement to be signed after the fulfillment of precedent conditions.
We have entered into negotiations and agreements to sell our Kaolin, aluminum and alumina assets. For further details see Note 13.
c) Other transactions — 2009
In September 2009, we acquired from Rio Tinto Plc, Mineração Corumbá Reunidas S.A. (MCR) for US$802. MCR is the owner of an iron ore mining operations with high iron content and a strategic importance to our product portfolio, adding a substantial volume of lump ore to our reserves. The purchase price allocation mainly adjustments refers to fair value of inventories, property plant and equipment and intangible and there was no goodwill recorded on this transaction.
In September 2009, we concluded an agreement with ThyssenKrupp Steel AG signed in July, to increase our stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) to 26.87% through a capital subscripton of US$1,424.
In April 2009, we concluded the sale of all common shares we held in, Usiminas Siderúrgicas de Minas Gerais S.A. — Usiminas, for US$273 generating a gain of US$153.
In March 2009, we acquired 100% of Diamond Coal Ltd that owns coal assets in Colombia for US$300, from Cement Argos. Cash payment was made during the quarter ending June 30, 2009. The primary reason for the acquisition was that the coal assets are an important part of our growth strategy. Therefore, Vale is seeking to build a coal asset platform in Colombia, as it is the world’s third largest exporter of high-quality thermal coal, given its low level of sulfur and high calorific value. The purchase price allocation mainly adjustments refers to fair value of, property plant and equipment and there was no goodwill recorded on this transaction.
In March 2009, we acquired 50% of the joint venture with African Rainbow Minerals Limited of Teal Minerals Incorporated for US$60.
In February 2009, acquired Green Mineral Resources that owns the Regina Project (Canada) and Colorado Project (Argentina) which are in development stage, from Rio Tinto, for US$850. The acquisition of potash assets is aligned with Vale’s strategy to become a large producer of fertilizers to benefit from the exposure to rising global consumption. The purchase price allocation mainly adjustments refers to fair value of, property plant and equipment and there was no goodwill recorded on this transaction.

6	Income taxes
Income taxes in Brazil comprise of federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, we are subject to various taxes rates depending on the jurisdiction.
We analyze the potential tax impact associated with undistributed earnings by each of our subsidiaries. For those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, no deferred tax is recognized, based on generally accepted accounting principles.
The amount reported as income tax expense in our condensed consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	December 31, 2010			September 30, 2010			December 31, 2009
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before discontinued operations, income taxes, equity results and noncontrolling interests	5,581	1,301	6,882	7,378	530	7,908	419	324	743
Exchange variation (not taxable) or not deductible	—	114	114	—	751	751	—	446	446

	5,581	1,415	6,996	7,378	1,281	8,659	419	770	1,189

Tax at Brazilian composite rate	(1,898)	(481)	(2,379)	(2,509)	(436)	(2,945)	(142)	(262)	(404)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	369	—	369	208	—	208	502	—	502
Difference on tax rates of foreign income	—	699	699	—	411	411	—	418	418
Tax incentives	198	—	198	215	—	215	66	—	66
Other non-taxable, income/non deductible expenses	82	(106)	(24)	(38)	3	(35)	17	157	174

Income tax per consolidated statements of income	(1,249)	112	(1,137)	(2,124)	(22)	(2,146)	443	313	756

	Year ended as of December, 31
	2010			2009			2008
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before discontinued operations, income taxes, equity results and noncontrolling interests	16,586	3,728	20,314	10,024	(2,901)	7,123	2,434	10,783	13,217
Exchange variation (not taxable) or not deductible	—	265	265	—	5,162	5,162	—	(2,887)	(2,887)

	16,586	3,993	20,579	10,024	2,261	12,285	2,434	7,896	10,330

Tax at Brazilian composite rate	(5,639)	(1,358)	(6,997)	(3,408)	(769)	(4,177)	(828)	(2,685)	(3,513)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	995	—	995	502	—	502	692	—	692
Difference on tax rates of foreign income	—	1,673	1,673	—	1,079	1,079	—	1,728	1,728
Tax incentives	642	—	642	148	—	148	53	—	53
Other non-taxable, income/non deductible expenses	13	(31)	(18)	100	248	348	287	218	505

Income taxes per consolidated statements of income	(3,989)	284	(3,705)	(2,658)	558	(2,100)	204	(739)	(535)

Vale and some subsidiaries in Brazil were granted with tax incentives that provide for a partial reduction of the income tax due related to certain regional operations of iron ore, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The tax benefit is calculated based on taxable profit adjusted by the tax incentive (so-called “exploration profit”) taking into consideration the operational profit of the projects that benefit from the tax incentive during a fixed period. In general, such tax incentives expire in 2018. Part of the northern railroad and iron ore operations have been granted with tax incentives for a period of 10 years starting from 2009. The tax savings must be registered in a special capital (profit) reserve in the net equity of the entity that benefits from the tax incentive and cannot be distributed as dividends to the stockholders.
We are also allowed to reinvest part of the tax savings in the acquisition of new equipment to be used in the operations that enjoy the tax benefit subject to subsequent approval from the Brazilian regulatory agencies. Superintendência de Desenvolvimento da Amazônia — SUDAM and Superintendência de Desenvolvimento do Nordeste — SUDENE. When the reinvestment is approved, the corresponding tax benefit must also be accounted for in a special profit reserve and is also subject to the same restrictions with respect to future dividend distributions to the stockholders.

We also have income tax incentives related to our Goro project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out, should the project achieves a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro Project is in operation. We obtained tax incentives for our projects in Mozambique, Oman and Malaysia, that will take effects when those projects start their commercial operation.
We are subject to an examination by the tax authorities for up to five years regarding our operations in Brazil, up to ten years for Indonesia, and up to seven years for Canada for income taxes.
Tax loss carryforwards in Brazil and in most of the jurisdictions where we have tax loss carryforwards have no expiration date, though in Brazil, offset is restricted to 30% of annual taxable income.
On January 1, 2007, Company adopted the provision Accounting for Uncertainty in Income Taxes.
The reconciliation of the beginning and ending amounts is as follows: (see note 21(b)) tax — related actions)

	Three-month period ended (unaudited)			Year ended as of December, 31
	December 31,	September 30,	December 31,
	2010	2010	2009	2010	2009	2008
Beginning of the period	392	369	812	396	657	1,046

Increase resulting from tax positions taken	2,121	5	6	2,130	47	103
Decrease resulting from tax positions taken	(2)	3	(439)	(24)	(474)	(261)
Changes in tax legislation	—	—	—	—	—	2
Cumulative translation adjustments	44	15	17	53	166	(233)

End of the period	2,555	392	396	2,555	396	657

There has been a write-off of values that were provisioned relating to compensation for tax losses and social contribution payments, due to the withdrawal of action by the Company, resulting in the release of funds that were deposited in escrow.
Recognized deferred income tax assets and liabilities are composed as follows:

	As of December 31
	2010	2009
Current deferred tax assets
Accrued expenses deductible only when disbursed	386	852

Long-term deferred tax assets and liabilities

Assets
Employee postretirement benefits provision	665	384
Tax loss carryforwards	732	324
Fair value of financial instruments	379	255
Asset retirement obligation	322	259
Other temporary differences (mainly contingencies provisions)	855	587

	2,953	1,809

Liabilities
Prepaid retirement benefit	(617)	(435)
Fair value adjustments in business combinations	(7,745)	(6,003)
Social contribution	(2,145)	(758)
Other temporary differences	(421)	(262)

	(10,928)	(7,458)

Valuation allowance
Beginning balance	(106)	(122)
Translation adjustments	—	(25)
Change in allowance	(4)	41

Ending balance	(110)	(106)

Net long-term deferred tax liabilities	(8,085)	(5,755)

7	Cash and cash equivalents

	As of December, 31
	2010	2009
Cash	560	728
Short-term investments	7,024	6,565

	7,584	7,293

All the above mentioned short-term investments are made through the use of low risk fixed income securities, in a way that: those denominated in Brazilian reais are concentrated in investments indexed to the CDI, and those denominated in US dollars are mainly time deposits, with the original due date less than three months.
8	Short-term investments

	As of December, 31
	2010	2009
Time deposit	1,793	3,747

Represent low risk investments with original due date over three months.
9	Account receivable
Accounts receivable from customers in the steel industry represent 74.47% of receivables at December 31, 2010.
No single customer accounted for more than 10% of total revenues.
Additional allowances for doubtful accounts charged to the statement of income as expenses in 2010 and 2009 totaled US$23 and US$48, respectively. We wrote-off US$37 in 2010 and US$8 in 2009.

	As of December, 31
	2010	2009
Customers
Denominated in Brazilian Reais	1,227	885
Denominated in other currencies, mainly US dollars	7,102	2,362

	8,329	3,247

Allowance for doubtful accounts	(118)	(127)

Total	8,211	3,120

10	Inventories

	As of December, 31
	2010	2009
Products

Nickel (co-products and by-products)	1,310	1,083
Iron ore and pellets	825	677
Manganese and ferroalloys	203	164
Fertilizer	171	—
Aluminum products (*)	—	135
Kaolin (*)	—	42
Copper concentrate	28	35
Coal	74	51
Others	143	51
Spare parts and maintenance supplies	1,544	958

	4,298	3,196

(*)	Classified as held for sale (see note 13)
In December 31, 2010 and December 31, 2009, there were no adjustments to reduce inventories to market values.

11	Recoverable taxes

	As of December, 31
	2010	2009
Income tax	459	908
Value-added tax — ICMS	484	290
PIS and COFINS	962	1,052
Others	59	78

Total	1,964	2,328

Current	1,603	1,511
Non-current	361	817

	1,964	2,328

12	Property, plant and equipment and intangible assets

By type of assets:

	As of December 31, 2010			As of December 31, 2009
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
Land	356	—	356	284	—	284
Buildings	6,087	(1,110)	4,977	4,324	1,143	3,181
Installations	14,904	(4,231)	10,673	14,063	4,160	9,903
Equipment	10,948	(3,637)	7,311	7,499	2,380	5,119
Railroads	7,337	(2,357)	4,980	6,685	2,016	4,669
Mine development costs	28,010	(4,071)	23,939	20,205	2,957	17,248
Others	12,088	(2,987)	9,101	10,418	3,123	7,295

	79,730	(18,393)	61,337	63,478	15,779	47,699
Construction in progress	21,759	—	21,759	19,938	—	19,938

Total	101,489	(18,393)	83,096	83,416	15,779	67,637

Losses on disposal of property, plant and equipment totaled US$623, US$293 and US$376 in 2010, 2009 and 2008, respectively. Mainly relate write-offs of ships and trucks, locomotives and other equipment, which were replaced in the normal course of business.
Assets given in guarantee of judicial processes totaled US$149 as at December 31, 2010 (US$222 as at December 31, 2009).

Hydroelectric assets
We participate in several jointly-owned hydroelectric plants, already in operation or under construction, in which we record our undivided interest in these assets as Property, plant and equipment.
At December 31, 2010 the cost of hydroelectric plants in service totals US$1,432 (December 31, 2009 US$1,382) and the related depreciation in the year was US$422 (December 31, 2009 US$372). The cost of hydroelectric plant under construction at December 31, 2010 totals US$804 (December 31, 2009 US$521). Income and operating expenses for such plants are not material.

Intangibles
All of the intangible assets recognized in our financial statements were acquired from third parties, either directly or through a business combination and have definite useful lives from 6 to 30 years.
At December 31, 2010 the intangibles amount to US$1,274 (December 31, 2009 — US$1,173), and are comprised of rights granted by the government — North-South Railroad of US$1,020 and off take-agreements of US$254.

13	Assets and liabilities held for sale
•	Aluminium
In connection with our strategy of active portfolio asset management, on May 2, 2010, we entered into an agreement with Norsk Hydro ASA (Hydro), to sell all our stakes in Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), 60% of our Paragominas bauxite mine and all our other Brazilian bauxite mineral rights (“Aluminum Business”).
For the participations of Albras, Alunorte, and CAP we will receive US$405 in cash, the assumption of US$700 of net debt by Hydro and a 22% stake in Hydro. For 60% of Paragominas and mineral rights we will receive US$600. We will sell the remaining 40% of Paragominas in two tranches, in 2013 and 2015, each for US$200 in cash. The sale is expected to be concluded in the near future.
The Company has assessed that the expected fair value of the transaction is higher than the net asset carrying value and accordingly has maintained the original amounts. Also, because of the significant influence retained by the Company on Hydro, aluminum was not considered a discontinued operation.
•	Kaolin
As part of our portfolio management, we have entered into negotiations to sell our kaolin net assets. In 2010, a part of our kaolin’s assets was sold and we remeasured the remaining assets at fair value less costs to sell, and the effect of realized and unrealized loss was recorded as discontinued operations in our Statement of Income in 2010. For 2010 the values are presented below for comparative purposes.

Assets held for sale
Inventories	366
Property, plant and equipment	4,844
Advances to suppliers — energy	496
Recoverable taxes	627
Other assets	654

Total	6,987

Liabilities associated with assets held for sale
Suppliers	290
Long term debt	705
Noncontrolling interests	1,885
Other	272

Total	3,152

14	Impairment of goodwill and long-lived assets
As described in note 3(g), we test goodwill and long-lived assets for impairment when events or changes in circumstances indicate that they might be impaired. For impairment test purposes, goodwill is allocated to reporting units and are tested at least annually.
No impairment charges were recognized in 2010 and 2009, as a result of the annual goodwill impairment tests performed.
Management determined cash flows based on approved financial budgets. Gross margin projections were based on past performance and management’s expectations of market developments. Information about sales prices are consistent with the forecasts included in industry reports, considering quoted prices when available and when appropriate. The discount rates used, reflect specific risks relating to the relevant assets in each reporting unit, depending on their composition and location.
Recognition of additional goodwill impairment charges in the future would depend on several estimates including market conditions, recent actual results and management’s forecasts. This information shall be obtained at the time when our assessment is to be updated. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

15	Investments in affiliated companies and joint ventures

	December 31, 2010				Investments		Equity in earnings (losses) of investee adjustments						Dividends Received
				Net income			Three-month period ended (unaudited)			Year ended as of December, 31			Three-month period ended (unaudited)			Year ended as of December, 31
				(loss) of the			December	September	December				December	September	December
	Participation in capital (%)		Net equity	period	2010	2009	31, 2010	30, 2010	31, 2009	2010	2009	2008	31, 2010	30, 2010	31, 2009	2010	2009	2008
	Voting	Total
Bulk Material
Iron ore and pellets
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	334	93	171	132	12	30	(15)	48	(12)	84	—	3	—	3	20	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	250	77	128	83	35	1	(3)	40	(12)	59	—	—	—	—	—	6
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	173	86	87	59	9	25	(9)	43	(17)	44	—	11	—	11	—	13
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	169	33	86	90	14	1	4	18	12	34	—	—	—	25	—	—
Minas da Serra Geral SA — MSG	50.00	50.00	73	11	36	31	4	—	—	6	2	1	—	—	—	—	—	—
SAMARCO Mineração SA — SAMARCO (2)	50.00	50.00	1,058	1,596	561	673	261	247	58	798	299	315	575	225	140	950	190	300
Baovale Mineração SA — BAOVALE	50.00	50.00	61	8	31	30	2	—	1	4	(3)	6	—	—	—	—	—	—
Zhuhai YPM Pellet e Co,Ltd — ZHUHAI	25.00	25.00	101	37	25	13	4	—	3	9	3	7	—	—	—	—	—	—
Tecnored Desenvolvimento Tecnológico SA	37.40	37.40	106	(28)	40	46	—	—	—	(10)	—	—	—	—	—	—	—	—

					1,165	1,157	341	304	39	956	272	550	575	239	140	989	210	319
Coal
Henan Longyu Resources Co Ltd	25.00	25.00	999	305	250	250	64	(26)	19	76	74	79	—	44	—	83	—	27
Shandong Yankuang International Company Ltd	25.00	25.00	(106)	(77)	(27)	(7)	(7)	(5)	(4)	(19)	(18)	(17)	—	—	—	—	—	—

					223	243	57	(31)	15	57	56	62	—	44	—	83	—	27
Base Metals
Bauxite
Mineração Rio do Norte SA — MRN	40.00	40.00	381	(4)	152	143	(8)	4	(32)	(2)	(10)	62	10	—	13	10	42	99

Copper
Teal Minerals Incorpored	50.00	50.00	181	(20)	90	80	3	—	(8)	(10)	(18)	—	—	—	—	—	—	—

Nickel
Heron Resources Inc	—	—	—	—	7	8	—	—	—	—	—	—	—	—	—	—	—	—
Korea Nickel Corp	—	—	—	—	11	13	2	—	—	2	—	—	—	—	—	—	—	—
Others	—	—	—	—	5	9	—	—	—	—	—	(34)	—	—	—	—	—	—

					23	30	2	—	—	2	—	(34)	—	—	—	—	—	—
Logistic
LOG-IN Logística Intermodal SA	31.33	31.33	401	10	135	125	4	—	—	4	2	20	—	—	—	—	3	3
MRS Logística SA	37.86	41.50	1,233	217	511	468	28	26	65	90	141	113	37	—	90	72	124	34

					646	593	32	26	65	94	143	133	37	—	90	72	127	37
Others
Steel
California Steel Industries Inc — CSI	50.00	50.00	310	25	155	150	(1)	(2)	(2)	12	(10)	11	7	—	—	7	—	13
THYSSENKRUPP CSA Companhia Siderúrgica	26.87	26.87	6,846	(316)	1,840	2,049	(75)	(10)	(6)	(85)	(6)	—	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais SA — USIMINAS	—	—	—	—	—	—	—	—	—	—	8	18	—	—	—	—	7	18

					1,995	2,199	(76)	(12)	(8)	(73)	(8)	29	7	—	—	7	7	31
Other affiliates and joint ventures
Vale Soluções em Energia (1)	51.00	51.00	226	(64)	115	99	(33)	—	—	(33)	—	—	—	—	—	—	—	—
Others	—	—	—	—	88	41	(15)	14	—	(4)	(2)	(8)	—	—	—	—	—	—

					203	140	(48)	14	—	(37)	(2)	(8)	—	—	—	—	—	—

Total					4,497	4,585	303	305	71	987	433	794	629	283	243	1,161	386	513

(1)	Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$62 in December, 2009 and US$64 in December, 2010.

16	Short-term debt
Short-term borrowings outstanding on December 31, 2010 are from commercial banks for import financing denominated in US dollars with average annual interest rates of 2.0%.
17	Long-term debt

	Current liabilities		Long-term liabilities
	2010	2009	2010	2009
Foreign debt
Loans and financing denominated in the following currencies:
US dollars	2,384	1,543	2,530	4,332
Others	18	29	217	411
Fixed Rate Notes
US dollars	—	—	10,242	8,481
EUR	—	—	1,003	—
Debt securities	—	150	—	—
Perpetual notes	—	—	78	78
Accrued charges	233	198	—	—

	2,635	1,920	14,070	13,302

Brazilian debt
Brazilian Reais indexed to Long-term Interest Rate — TJLP/CDI and General Price Index-Market (IGPM)	76	62	3,891	3,433
Basket of currencies	1	1	125	3
Non-convertible debentures	—	861	2,767	2,592
US dollars denominated	1	—	738	568
Accrued charges	110	89	—	—

	188	1,013	7,521	6,596

Total	2,823	2,933	21,591	19,898

The long-term portion at December 31, 2010 falls due as follows:

2012	1,117
2013	3,311
2014	1,046
2015	745
2016	14,927
No due date	445

21,591

At December 31, 2010 annual interest rates on long-term debt were as follows:

Up to 3%	5,645
3.1% to 5% (*)	2,185
5.1% to 7%	7,620
7.1% to 9% (**)	4,306
9.1% to 11% (**)	2,712
Over 11% (**)	1,866
Variable	80

24,414

(*)	Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.71% per year in US dollars.

(**)	Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the Brazilian Interbank Certificate of Deposit (CDI) and Brazilian Government Long-term Interest Rates (TJLP) plus a spread. For these operations we, have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$5,835 of which US$5,461 has an original interest rate above 7.1% per year. The average cost after taking into account the derivative transactions is 3.13% per year in US dollars.
The average cost of all derivative transactions is 3.35% per year in US dollars.

Vale has non-convertible debentures at Brazilian Real denominated as follow:

	Quantity as of December 31, 2010				Balance
Non Convertible Debentures	Issued	Outstanding	Maturity	Interest	2010	2009
1st Series	150,000	150,000	November 20, 2010	101.75% CDI	—	869
2nd Series	400,000	400,000	November 20, 2013	100% CDI + 0.25%	2,429	2,318
Tranche “B”	5	5	No due date	6.5% p.a + IGP-DI	367	295

					2,796	3,482

Short-term portion					—	861
Long-term portion					2,767	2,592
Accrued chages					29	29

					2,796	3,482

The indexation indices/ rates applied to our debt were as follows:

				Year ended as of
	Three-month period ended (unaudited)			December, 31
	December	September	December
	31, 2010	30, 2010	31, 2009	2010	2009
TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.5	6.0	6.2
IGP-M — General Price Index — Market	3.2	2.1	(0.1)	10.9	(1.7)
Appreciation (devaluation) of Real against US dollar	1.7	6.3	2.1	4.7	34.2
In September 2010, Vale also entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers with 400,000 dwt, comprising of facility in an amount up to US$1,229. The financing has a 13-year total term to be repaid, and the funds will be disbursed during the next 3 years according to the construction schedule. As of December 31, 2010, we had drawn US$291 under the facility.
In September 2010, we issued US$1 billion notes due 2020 and US$750 notes due 2039. The 2020 notes were sold at a price of 99.030% of the principal amount and will bear a coupon of 4.625% per year, payable semi-annually. The 2039 notes that were sold at a price of 110.872% of the principal amount will be consolidated with and form a single series with Vale Overseas US$1 billion 6.875% Guaranteed Notes due 2039 issued on November 10, 2009.
In June 2010, Vale established some facilities in the total amount of R $774 or US$430 with Banco Nacional de Desenvolvimento Economico Social — BNDES to finance the acquisition of certain equipment. As of December 31, 2010, we had drawn the equivalent of US$123 under this facility.
In June 2010, we entered into a bilateral pre-export finance agreement in the amount of US$500 and final tenor of 10 years.
In March 2010, we issued EUR750, equivalent to US$1 billion, of 8-year euronotes at a price of 99.564% of the principal amount. These notes will mature in March 2018 and will bear a coupon of 4.375% per year, payable annually.
In January 2010, we redeemed all outstanding export receivables securitization 10-year notes issued in September 2000 at an interest rate of 8.926% per year and the notes issued in July 2003 at an interest rate of 4.43% per year. The outstanding principal amounts of those September 2010 notes were US$28 and for the July 2013 notes were US$122, totaling US$150 of debt redeemed.

Credit Lines
We have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At December 31, 2010, the total amount available under revolving credit lines was US$1,600, of which US$850 was granted to Vale International and the balance to Vale Canada Limited. As of December 31, 2010, neither Vale International nor Vale Canada Limited had drawn any amounts under these facilities, but US$114 of letters of credit were issued and remained outstanding pursuant Vale Canada Limited’s facility.
In January 2011 (subsequent period), we entered into an agreement with some commercial banks with the guarantee of the Italian credit agency, Servizi Assicurativi Del Commercio Estero S.p.A (SACE), to provide us with a US$300 facility with a final tenor of 10 years.

In October 2010, we entered into agreement with Export Development Canada (EDC), for the financing of our capital expenditure program. Pursuant to the agreement, EDC will provide a facility in an amount up to US$1 billion. US$500 will be available for investments in Canada and the remaining US$500 will be related to existing and future Canadian purchases of goods and services. As of December 2010, Vale had drawn US$250 under the facility.
In May 2008, we entered into framework agreements with the Japan Bank for International Cooperation in the amount of US$3 billion and Nippon Export and Investment Insurance in the amount of US$2 billion for the financing of mining, logistics and power generation projects. In November, 2009, Vale signed a US$300 export facility agreement, through its subsidiary, PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions using credit insurance provided by Nippon Export and Investment Insurance — NEXI, to finance the construction of the Karebbe hydroelectric power plant on the Larona river, island of Sulawesi, Indonesia. Through December 31, 2010, PT International had drawn down US$150 on this facility.
In 2008, we established a credit line for R$7,300, or US$4 billion, with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (the Brazilian National Development Bank) to support our investment program. As of December 31, 2010, we had drawn the equivalent of US$1,153 under this facility.

Guarantee
On December 31, 2010, US$2 (December 31, 2009 — US$753) of the total aggregate outstanding debt were secured by receivables. The remaining outstanding debt in the amount of US$24,412 (December 31, 2009 — US$22,078) were unsecured.
Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of December 31, 2010.
18	Stockholders’ equity
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.
Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share.
In January 2011 (subsequent period), the Board of Directors approved the extraordinary payment from January 31, 2011, of interest on capital, in the total gross amount of US $1 billion, which corresponds to approximately US$0.191634056 per outstanding shares, common or preferred, of Vale issuance, referred to the anticipated distribution of income of the year of 2010, calculated on the balance of June 2010, this value is subject to the incidence of income tax withheld at the rate in force.
On October 14, 2010, the Board of Directors approved the following proposals: (i) payment of the second tranche of the minimum dividend of US$1,250 billion and (ii) payment of an additional dividend of US$500. The payments were made on October 29, 2010.
On September 23, 2010, the Board of Directors approved a share buy-back program. The shares are to be held in treasury for subsequent sale or cancellation, amounting up to US$2 billion and involving up to 64,810,513 common shares and up to 98,367,748 preferred shares. As of December 31, 2010 we had acquired 10,029,700 common shares and 21,125,300 preferred shares. The share buy-back program was completely executed in October 2010.
In April 2010, we paid US$1,250 as a first installment of the dividend to stockholders. The distribution was made in the form of interest on stockholders’ equity.
In June 2010, the notes series Rio and Rio P were converted into ADS and represent an aggregate of 49,305,205 common shares and 26,130,033 preferred class A shares respectively. The conversion was made using 75,435,238 treasury stocks held by the Company. The difference between the conversion amount and the book value of the treasury stocks of US$1,379 was accounted for in additional paid-in capital in the stockholder’s equity.
The outstanding issued mandatory convertible notes as of December 31, 2010, are as follows:

	Date		Value
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches Vale and Vale P - 2012	July/2009	June/2012	942	934	6,75% p.a.
The notes pay a coupon quarterly and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory, consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.
The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, as follows. All the shares are currently held in treasury.

	Maximum amount of action		Value
Headings	Common	Preferred	Common	Preferred
Tranches Vale and Vale P - 2012	18,415,859	47,284,800	293	649
In January 2011 (subsequent period), Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VAPE.P-2012, R$0.7776700 and R$0.8994610, respectively, and in October 2010, VALE-2012 and VAPE P-2012, R$1.381517 and R$1.597876 per note, respectively.
In April, 2010, we paid additional interest to holders of mandatorily convertible notes: series RIO and RIO P, US$0.417690 and US$0.495742 per note, respectively, and series VALE-2012 and VALE.P-2012, US$0.602336 and US$0.696668 per note, respectively.
Brazilian law permits the payment of cash dividends only from retained earnings as stated in the BR GAAP statutory records and such payments are made in Brazilian reais. Pursuant to the Company’s statutory books, undistributed retained earnings at December 31, 2010, total US$26,150, comprising of the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders, after deducting of the minimum annual mandatory dividend, which is 25% of net income of the parent Company.
No withholding tax is payable on distribution of profits earned, except for distributions in the form of interest attributed to stockholders’ equity (Note 3 (p)).
Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:
The purpose and basis of appropriation to such reserves is described below:
Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.
Expansion reserve — this is a general reserve for expansion of our activities.
Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of capital stock all determined under Brazilian GAAP.
Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable, for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 6).

Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)			Year ended as of December, 31
	December 31,	September 30,	December 31,
	2010	2010	2009	2010	2009	2008
Net income from continuing operations attributable to Company’s stockholders	5,917	6,030	1,519	17,407	5,349	13,218
Discontinued operations, net of tax	—	8	—	(143)	—	—

Net income attributable to Company’s stockholders	5,917	6,038	1,519	17,264	5,349	13,218

Interest attributed to preferred convertible notes	(23)	(11)	(19)	(72)	(58)	(46)
Interest attributed to common convertible notes	(10)	(5)	(23)	(61)	(93)	(96)

Net income for the period adjusted	5,884	6,022	1,477	17,131	5,198	13,076

Basic and diluted earnings per share

Income available to preferred stockholders	2,231	2,314	559	6,566	1,967	5,027
Income available to common stockholders	3,579	3,635	876	10,353	3,083	7,823
Income available to convertible notes linked to preferred shares	53	53	21	153	75	78
Income available to convertible notes linked to common shares	21	21	21	59	73	148

Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,997,276	2,056,473	2,030,998	2,035,783	2,030,700	1,946,454
Weighted average number of shares outstanding (thousands of shares) — common shares	3,204,203	3,230,765	3,181,727	3,210,023	3,181,706	3,028,817
Treasury preferred shares linked to mandatorily convertible notes	47,285	47,285	77,580	47,285	77,580	30,295
Treasury common shares linked to mandatorily convertible notes	18,416	18,416	74,998	18,416	74,998	56,582

Total	5,267,180	5,352,939	5,365,303	5,311,507	5,364,984	5,062,148

Earnings per preferred share	1.12	1.13	0.28	3.23	0.97	2.58
Earnings per common share	1.12	1.13	0.28	3.23	0.97	2.58
Earnings per convertible notes linked to preferred share (*)	1.61	1.35	0.52	4.76	1.71	4.09
Earnings per convertible notes linked to common share (*)	1.68	1.41	0.59	6.52	2.21	4.29

Continuous operations
Earnings per preferred share	1.12	1.13	—	3.25	—	—
Earnings per common share	1.12	1.13	—	3.25	—	—
Earnings per convertible notes linked to preferred share (*)	1.61	1.35	—	4.78	—	—
Earnings per convertible notes linked to common share (*)	1.68	1.41	—	6.57	—	—

Discontinued operations
Earnings per preferred share	—	—	—	(0.02)	—	—
Earnings per common share	—	—	—	(0.02)	—	—
Earnings per convertible notes linked to preferred share (*)	—	—	—	(0.02)	—	—
Earnings per convertible notes linked to common share (*)	—	—	—	(0.05)	—	—

(*)	Basic earnings per share only, as dilution assumes conversion

If the conversion of the convertible notes had been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	Three-month period ended (unaudited)			Year ended as of December, 31
	December 31,	September 30,	December 31,
	2010	2010	2009	2010	2009	2008
Income available to preferred stockholders	2,307	2,378	599	6,791	2,100	5,151
Income available to common stockholders	3,610	3,660	920	10,473	3,249	8,067
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,044,561	2,103,758	2,108,578	2,083,068	2,108,280	1,976,749
Weighted average number of shares outstanding (thousands of shares) — common shares	3,222,619	3,249,181	3,256,725	3,228,439	3,256,704	3,085,399

Earnings per preferred share	1.13	1.13	0.28	3.26	1.00	2.61
Earnings per common share	1.12	1.13	0.28	3.24	1.00	2.61

Continuous operations
Earnings per preferred share	1.13	1.13	—	3.29	—	—
Earnings per common share	1.12	1.13	—	3.27	—	—

Discontinued operations
Earnings per preferred share	—	—	—	(0.03)	—	—
Earnings per common share	—	—	—	(0.03)	—	—
19	Pension plans
Vale sponsors a complementary pension plan with Defined Benefits characteristics, including substantially all employees, in which its benefits are calculated based on work time, age, contribution salary and complementation to the social security benefits. This plan is managed by VALIA — Vale's Pension Fund — and was funded by sponsor and employees contributions on a monthly basis, which were calculated based on periodic actuarial estimates.
In May 2000, it was implemented a new complementary pension plan with variable contribution characteristics, contemplating the programmed retirement income and the risk benefits (pension by death, retirement by disability and disability insurance). On this plan launching (Vale Mais Benefit Plan), it was offered to the active employees the opportunity to migrate to it. Over 98% of the active employees decided to do this migration. The Defined Benefit Plan is still running, covering almost exclusively retired participants and their beneficiaries.
Additionally, a specific group of ex-employees has the right to additional payments over the regular Velia’s benefits, through the “Abono Complementção” added by a post-retirement benefit that includes medical, dental and pharmaceutical assistance.
In 2010 with the purchase of fertilizer business, Vale consolidated commitments assumed with pension fund of defined benefit and other post-retirement benefits plans, as follow:
•	Defined benefit plan maintained through the Fundação PETROBRAS de Seguridade Social — PETROS, for employees hired before September 1993 of Ultrafertil S.A., wholly owned subsidiary of Vale Fertilizers. This pension plan has 1.684, of which 1.466 are already receiving supplemental retirement and pension.

•	Private Pension Plan, in the modality of Benefits Guarantee Fund, managed by Bradesco Previdência e Seguros S.A., aims to meet the eligible employees of Vale Fertilizantes and employees not served by PETROS of subsidiary Ultrafertil S.A.

•	The Vale Fertilizantes and it’s wholly subsidiaries pay to employees who are eligible the fine FGTS according to union agreement and provide certain health benefits for retired employees who are eligible.

•	Vale Fosfatados has a plan in a modality of defined contribution plan administered by Bungeprev, which guarantees a minimum benefit at retirement for eligible employees, moreover, the company provides certain health benefits for retired employees.
Upon the acquisition of Inco, we assumed benefits through defined benefit pension plans that cover essentially all its employees and post retirement benefits other than pensions that also provide certain health care and life insurance benefits for retired employees.
The following information details the status of the defined benefit elements of all plans in accordance with employers’ disclosure about pensions and other post retirement benefits” and employers’ accounting for defined benefit pension and other postretirement plans”, as amended.
We use a measurement date of December 31 for our pension and post retirement benefit plans.
a) Change in benefit obligation

	As of December 31
			2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Benefit obligation at beginning of year	3,661	3,923	1,431	2,424	3,031	1,069
Benefit initial recognized consolidation	385	12	58	—	—	—
Transfers	(936)	936	—	—	—	—
Service cost	2	59	26	11	43	17
Interest cost	329	360	102	313	249	88
Plan amendment	(28)	10	(2)	—	—	—
Assumptions changes	87	65	6	—	—	—
Benefits paid/ Actual distribution	(237)	(364)	(78)	(226)	(279)	(65)
Effect of exchange rate changes	126	241	71	843	555	187
Actuarial loss	234	425	(13)	296	324	135

Benefit obligation at end of year	3,623	5,667	1,601	3,661	3,923	1,431

b) Change in plan assets

					As of December 31
			2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at beginning of year	4,996	3,229	11	3,043	2,507	9
Fair value initial recognized consolidation	451	10	—	—	—	—
Transfers	(866)	866	—	—	—	—
Actual return on plan assets	1,094	541	1	1,121	402	1
Employer contributions	2	169	80	40	155	65
Benefits paid/ Actual distribution	(265)	(364)	(80)	(226)	(279)	(65)
Effect of exchange rate changes	173	194	1	1,018	444	1

Fair value of plan assets at end of year	5,585	4,645	13	4,996	3,229	11

Plan assets managed by Valia on December 31, 2010, 31 December 2009 and January 1, 2009 include investments in portfolio of our own stock of US$519, US$587 and US$188, investments in debentures worth US$64, US$69 and US$53 and equity investments from related parties amounting to US$81, US$164 and US$44, respectively. They also include on December 31, 2010, 31 December 2009 and January 1, 2009, US$4,150, US$3,261 and US$2,152 of securities of the Federal Government. The assets of the pension plans of the Vale Canada Limited in securities of the Government of Canada on December 31, 2010, 2009 and January 1, 2009, amounted to US$436, US$391and US$347, respectively. The assets of Vale Fertilizantes, Ultrafértil and Vale Fosfatados in December 31, 2010 in securities of the Federal Government worth US$158.
c) Funded Status and Financial Position

					As of December 31
			2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Noncurrent assets	1,962	—	—	1,335	—	—
Current liabilities	—	(35)	(133)	—	(62)	(82)
Non-current liabilities	—	(1,042)	(1,400)	—	(632)	(1,338)

Funded status	1,962	(1,077)	(1,533)	1,335	(694)	(1,420)

d) Assumptions used (nominal terms)
All calculations involve future actuarial projections about of some parameters, such as salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc. No actuarial results can be analyzed without prior knowledge of the scenario of assumptions used in the assessment.
The economic actuarial assumptions adopted were formulated considering the long period for its maturing and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.
In the evaluations were adopted the following economic assumptions:

Brazil
As of December 31
			2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Discount rate	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.08% p.a.	11.08% p.a.	11.08% p.a.
Expected return on plan assets	12.00% p.a.	11.50% p.a.	N/A	11.91% p.a.	10.50% p.a.	N/A
Rate of compensation increase — up to 47 years	8.15% p.a.	8.15% p.a.	N/A	7.64% p.a.	N/A	N/A
Rate of compensation increase — over 47 years	5.00% p.a.	5.00% p.a.	N/A	4.50% p.a.	N/A	N/A
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.	4.50% p.a.	4.50% p.a.	4.50% p.a.
Health care cost trend rate	N/A	N/A	8.15% p.a.	N/A	N/A	7.63% p.a.

Foreign
As of December 31
	2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Discount rate	N/A	6.21% p.a.	5,44% p.a.	N/A	6.21% p.a.	6.20% p.a.
Expected return on plan assets	N/A	7.02% p.a.	6.50% p.a.	N/A	7.00% p.a.	6.23% p.a.
Rate of compensation increase — up to 47 years	N/A	4.11% p.a.	3,58% p.a.	N/A	4.11% p.a.	3.58% p.a.
Rate of compensation increase — over 47 years	N/A	4.11% p.a.	3,58% p.a.	N/A	4.11% p.a.	3.58% p.a.
Inflation	N/A	2.00% p.a.	2.00% p.a.	N/A	2.00% p.a.	2.00% p.a.
Initial health care cost trend rate	N/A	N/A	7.35% p.a	N/A	N/A	7.60% p.a.
Ultimate health care cost trend rate	N/A	N/A	4.49% p.a	N/A	N/A	4.47% p.a.

e) Pension costs

	Three-month period ended (unaudited)
	December 31, 2010
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	1	8	7
Interest cost on projected benefit obligation	85	91	23
Expected return on assets	(139)	(76)	—
Amortizations and (gain) / loss	—	6	(7)
Net deferral	—	—	—

Net periodic pension cost (credit)	(53)	29	23

	Three-month period ended (unaudited)
	September 30, 2010
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	1	19	8
Interest cost on projected benefit obligation	104	92	26
Expected return on assets	(159)	(83)	—
Amortizations and (gain) / loss	—	1	—
Net deferral	(1)	12	(9)

Net periodic pension cost (credit)	(55)	41	25

	Three-month period ended (unaudited)
	December 31, 2009
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	4	14	5
Interest cost on projected benefit obligation	117	93	32
Expected return on assets	(161)	(68)	—
Amortizations and (gain) / loss	5	4	(19)
Net deferral	—	1	3

Net periodic pension cost (credit)	(35)	44	21

	Year ended of December, 31
	2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the year	2	59	27	11	43	17
Interest cost on projected benefit obligation	329	361	97	313	255	88
Expected return on assets	(531)	(321)	—	(431)	(202)	(1)
Amortizations and (gain) / loss	—	18	(14)	14	3	(19)
Net deferral	(1)	—	—	—	14	(14)

Net periodic pension costs (credit)	(201)	117	110	(93)	113	71

f) Accumulated benefit obligation

	2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Accumulated benefit obligation	3,612	5,540	1,601	3,645	3,826	1,431
Projected benefit obligation	3,623	5,667	1,601	3,661	3,923	1,431
Fair value of plan assets	(5,585)	(4,645)	(13)	(4,996)	(3,229)	(11)
g) Impact of 1% variation in assumed health care cost trend rate

	1% increase		1% decrease
	2010	2009	2010	2009
	Overfunded	Underfunded	Overfunded	Underfunded
	pension plans	pension plans	pension plans	pension plans
Accumulated postretirement benefit obligation (APBO)	213	199	(172)	(163)
Interest and service costs	22	18	(17)	(14)

h) Other Cumulative Comprehensive Income (Deficit)

				As of December 31
	2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Net transition (obligation) / asset	—	—	—	2	—	—
Net prior service (cost)/credit	—	(15)	—	—	(8)	—
Net actuarial (loss) / gain	243	(628)	335	79	(330)	301
Effect of exchange rate changes	(1)	—	(1)	(91)	(7)	(4)
Deferred income tax	(82)	201	(111)	3	111	(94)

Amounts recognized in other cumulative comprehensive income (deficit)	160	(442)	223	(7)	(234)	203

i) Change in Other Cumulative Comprehensive Income (Deficit)

				As of December 31
	2010			2009
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Net transition (obligation)/asset not yet recognized in NPPC at beginning of period	—	—	—	(12)	—	—
Net actuarial (loss) / gain not yet recognized in NPPC at beginning of period	(18)	(337)	297	(261)	(196)	406
Transfers	8	(8)	—	—	—	—
Deferred income tax at beginning of period	3	111	(94)	93	83	(147)

Effect of initial recognition of cumulative comprehensive Income (deficit)	(7)	(234)	203	(180)	(113)	259
Reclassifications
Amortization of net transition (obligation)/asset	—	—	—	14	—	—
Amortization of net actuarial (loss)/gain	—	(1)	9	—	5	(19)
Total net actuarial (loss)/gain arising during period	261	(277)	11	340	(112)	(142)
Transfers	(8)	8	—	—	—	—
Effect of exchange rate changes	(1)	(28)	17	(91)	(42)	52
Deferred income tax	(85)	90	(17)	(90)	28	53

Total recognized in other cumulative comprehensive income (deficit)	160	(442)	223	(7)	(234)	203

j) Plan assets
Brazilian Plans
The Investment Policy Statements of pension plans sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns. An Investment Policy Statement was established for each obligation by following results of this strategic asset allocation study in 2009.
Plans asset allocations comply with pension funds local regulation issued by CMN — Conselho Monetário Nacional (Resolução CMN 3792/09). We are allowed to invest in six different asset classes, defined as Segments by the law, as follows: Fixed Income, Equity, Structured Investments (Alternative Investments and Infra-Structure Projects), International Investments, Real Estate and Loans to Participants.
The Investment Policy Statements are approved by the Board, the Executive Directors and two Investments Committees. The internal and external portfolio managers are allowed to exercise the investment discretion under the limitations imposed by the Board and the Investment Committees.
The pension fund has a risk management process with established policies that intend to identify measure and control all kind of risks faced by our plans, such as: market, liquidity, credit, operational, systemic and legal.
Foreign plans
The strategy for each of the pension plans sponsored by Vale Inco is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments.
Overfunded pension plans
Brazilian Plans
The Defined Benefit Plan (the “Old Plan”) has the majority of its assets allocated in fixed income, mainly in Brazilian government bonds (like TIPS) and corporate long term inflation linked bonds with the objective to reduce the asset-liability volatility. The target is 55% of the total assets. This LDI (Liability Driven Investments) strategy, when considered together with Loans to Participants segment, aims to hedge plan’s liabilities against inflation risk and volatility. Other segments or asset classes have their targets, as follows: Fixed Income — 52%; Equity — 28%; Structured Investments — 6%; International Investments — 2%; Real estate — 7% and Loans to Participants — 5%. Structured Investments segment has invested only in Private Equity Funds in an amount of US$128 and US$87 at the end of December 31, 2010 and 2009, respectively.
The Investment Policy has the objective to achieve the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk. This plan has an average nominal return of 20.87% p.a. in dollars terms in the last 11 years.

- Fair value measurements by category — Overfunded Plans

	As of December 31
	2010				2009
Asset by category	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	6	6	—	—	1	1	—	—
Accounts Receivable	81	81	—	—	16	16	—	—
Equity securities — liquid	1,321	1,321	—	—	1,303	1,303	—	—
Equity securities — non-liquid	75	—	75	—	64	—	64	—
Debt securities — Corporate bonds	229	—	229	—	143	—	143	—
Debt securities — Financial Institutions	191	—	191	—	226	—	226	—
Debt securities — Government bonds	2,114	2,114	—	—	1,744	1,744	—	—
Investment funds — Fixed Income	1,610	1,610	—	—	2,037	2,037	—	—
Investment funds — Equity	513	513	—	—	577	577	—	—
International investments	23	23	—	—	—	—	—	—
Structured investments — Private Equity funds	128	—	—	128	97	—	—	97
Structured investments — Real estate funds	19	—	—	19	—	—	—	—
Real estate	288	—	—	288	249	—	—	249
Loans to Participants	182	—	—	182	282	—	—	282

Total	6,780	5,668	495	617	6,739	5,678	433	628

Funds not related to risk plans	(1,195)				(1,743)

Fair value of plan assets at end of year	5,585				4,996

- Fair value measurements using significant unobservable inputs — Level 3 (Overfunded)

	As of December 31
	2010					2009
	Private Equity	Real Estate		Loans to		Private Equity		Loans to
	Funds	Funds	Real State	Participants	Total	Funds	Real State	Participants	Total
Beginning of the year	97	—	249	282	628	72	156	229	457

Actual return os plan assets	(3)	1	49	25	72	30	21	123	91
Initial recognized consolidation of Fosfertil	—	—	22	5	27	—	—	—	—
Assets sold during the period	(3)	(1)	(24)	(75)	(103)	(57)	(11)	(171	(180)
Assets purchases, sales and settlemnts	43	—	25	62	130	28	29	45	102
Cumulative translation adjustment	4	1	9	7	21	24	54	78	156
Transfers in and/or out of Level 3	(10)	18	(42)	(124)	(158)	—	—	—	—

End of the year	128	19	288	182	617	97	249	282	628

The return target for private equity assets in 2011 is 11.51%. The target allocation is 6%, ranging between 2% and 10%. These investments have a longer investment horizon and low liquidity that aim to profit from economic growth, especially in the infrastructure sector of the Brazilian economy. Usually non-liquid assets’ fair value is established considering: acquisition cost or book value. Some private equity funds, alternatively, apply the following methodologies: discounted cash flows analysis or analysis based on multiples.
The return target for loans to participants in 2011 is 16.05%. The fair value pricing of these assets includes provisions for non-paid loans, according to the local pension fund regulation.
The return target for real estate assets in 2011 is 12.89%. Fair value for these assets is considered book value. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulation.
Underfunded pension plans
Brazilian Obligation
The Vale Mais Plan (the “New Plan”) has obligations with characteristics of defined benefit and defined contribution plans, as mentioned. The majority of its investments is in fixed income. It also implemented a LDI (Liability Driven Investments) strategy to reduce asset-liability volatility of the defined benefits plan’s component by using inflation linked bonds (like TIPS). The target allocation is 55% in fixed income. Other segments or asset classes has their targets, as follows: Fixed Income — 59%; Equity — 24%; Structured Investments — 2%; International Investments — 1%; Real estate — 4% and Loans to Participants — 10%. Structured Investments segment has invested only in Private Equity Funds in an amount of US$15 and US$10 at the end of December 31, 2010 and 2009, respectively.
The Defined Contribution Vale Mais component offers three options of asset classes mix that can be chosen by participants. The options are: Fixed Income — 100%; 80% Fixed Income and 20% Equities and 65% Fixed Income and 35% Equities. Loan to participants is included in the fixed income options. Equities management is done through investment fund that targets Ibovespa index.
The Investment Policy Statement has the objective to achieve the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk. This obligation and targets with the adequate level of risk. This plan has an average nominal return of 15.67% p.a. in dollars terms in the last 7 years.
The obligation of the “Abono Complementcäo” plan has an exclusive allocation in fixed income. It was also used a LDI (Liability Driven Investments) strategy for this plan. Most of the resources were invested in long term Brazilian government bonds (similar to TIPS) and inflation linked corporate bonds with the objective of minimizing asset-liability volatility and reduce inflation risk.
The Investment Policy Statement has the objective to achieve the adequate diversification, current income and long term capital growth to fulfill its obligations with the adequate level of risk. This obligation has an average nominal return of 16.28% per year in local currency in the last 5 years.

Foreign plans
For all pension plans except PT Inco, this has resulted in a target asset allocation of 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets. Fixed income investments are in domestic bonds for each plan’s market and involve a mixture of government and corporate bonds. Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each developed currency’s exposure is 50% hedged) due to the large exposure to foreign securities. For PT Inco, the target allocation is 20% equity investment and the remainder in fixed income, with the vast majority of these investments being made within the domestic market.
- Fair value measurements by category — Underfunded Pension Plans

	As of December 31
	2010				2009
Cash and cash equivalents	52	22	30	—	33	12	21	—
Accounts Receivable	20	20	—	—	—	—	—	—
Equity securities — liquid	1,617	1,617	—	—	1,347	1,347	—	—
Equity securities — non-liquid	11	6	5	—	—	—	—	—
Debt securities — Corporate bonds	55	—	55	—	12	—	12	—
Debt securities — Financial Institutions	120	—	120	—	19	—	19	—
Debt securities — Government bonds	786	370	416	—	445	50	395	—
Investment funds — Fixed Income	1,799	1,079	720	—	988	287	701	—
Investment funds — Equity	437	91	346	—	409	87	322	—
International investments	6	3	3	—	—	—	—	—
Investment funds — Private Equity	216	216	—	—	—	—	—	—
Structured investments — Private Equity funds	15	—	—	15	—	—	—	—
Structured investments — Real estate funds	1	—	—	1	—	—	—	—
Real estate	37	—	—	37	—	—	—	—
Loans to Participants	151	—	—	151	—	—	—	—

Total	5,323	3,424	1,695	204	3,253	1,783	1,470	—

Funds not related to risk plans	(678)				(24)

Fair value of plan assets at end of year	4,645				3,229

- Fair value measurements using significant unobservable inputs — Level 3 (Underfunded)

	As of December 31
	2010					2009
	Private Equity	Real Estate		Loans to		Private Equity		Loans to
	Funds	Funds	Real State	Participants	Total	Funds	Real State	Participants	Total
Beginning of the year	—	—	—	—	—	—	—	—	—

Actual return os plan assets	(2)	—	4	20	22	—	—	—	—
Assets sold during the period	7	—	(2)	(57)	(52)	—	—	—	—
Assets purchases, sales and settlemnts	—	—	10	58	68	—	—	—	—
Cumulative translation adjustment	—	—	1	6	7	—	—	—	—
Transfers in and/or out of Level 3	10	1	24	124	159	—	—	—	—

End of the year	15	1	37	151	204	—	—	—	—

The return target for private equity assets in 2011 is 11.51% in local currency. The Vale Mais plan target allocation is 2%, ranging between 1% and 10%. These investments have a longer investment horizon and low liquidity that aim to profit from economic growth, especially in the infra-structure sector of the Brazilian economy. Usually non-liquid assets’ fair value is established considering: acquisition cost or book value. Some private equity funds can, alternatively, apply to the following valuation methodologies: discounted cash flows analysis or analysis based on multiples.
The return target for the loan to participants segment in 2011 is 16.05%. In the fair value of these assets non paid loans provisions are considered, according to local pension fund legislation.
The return target for the real estate segment in 2011 is 12.89%. The fair value of these assets is the book value. We hired specialized companies in property valuation that are not in the market as brokers. All the valuation techniques are under the local legislation.
Underfunded other benefits
- Fair value measurements by category — Other Benefits

	As of December 31
	2010		2009
Asset by category	Total	Level 1	Total	Level 1
Cash	13	13	11	11

Total	13	13	11	11

k) Cash flows contributions
Employer contributions expected for 2011 are US$310.
l) Estimated future benefit payments
The benefit payments, which reflect future service, are expected to be made as follows:

	As of December 31, 2010
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits	Total
2011	271	399	87	757
2012	274	398	91	763
2013	273	396	94	763
2014	275	392	96	763
2015	275	389	98	762
2016 and thereafter	1,317	1,913	488	3,718

20   Long-term incentive compensation plan
Under the terms of the long-term incentive compensation plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.
The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the market rates. The total shares linked to the plan at December 31, 2010 and December 31, 2009, are 2,458,627 and 1,809,117, respectively.
Additionally, as a long-term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle, a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.
We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements for Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At December 31, 2010, December 31, 2009 and December 31, 2008, we recognized a liability of US$120, US$72 and US$7, respectively, through the Statement of Income.
21   Commitments and contingencies
a) In connection with a tax-advantaged lease financing arrangement sponsored by the French Government, we provided certain guarantees on December 30, 2004 on behalf of Vale New Caledonia S.A.S. (VNC) pursuant to which we guaranteed payments due from VNC of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. This guarantee was provided to BNP Paribas for the benefit of the tax investors of GniFi, the special purpose vehicle which owns a portion of the assets in our nickel cobalt processing plant in New Caledonia (“Girardin Assets”). We also provided an additional guarantee covering the payments due from VNC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by VNC under a lease agreement covering the Girardin Assets. This guarantee was provided to BNP Paribas for the benefit of GniFi.
Another commitment incorporated in the tax—advantaged lease financing arrangement was that the Girardin Assets would be substantially complete by December 31, 2010. In light of the delay in the start up of VNC processing facilities, the December 31, 2010 substantially complete date was not met. Management proposed an extension to the substantially complete date from December 31, 2010 to December 31, 2011. Both the French government authorities and the tax investors have agreed to this extension, although a signed waiver has not yet been received from the tax investors. The French tax authorities issued their signed extension on December 31, 2011. Accordingly the benefits of the financing structure are fully expected to be maintained and we anticipate that there will be no recapture of the tax advantages provided under this financing structure.
In 2009, two new bank guarantees totaling US$58 (€43 million) as at December 31, 2010 were established by us on behalf of VNC in favor of the South Province of New Caledonia in order to guarantee the performance of VNC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.
Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC. The put option can be exercised if the defined cost of the initial nickel-cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin funding, shareholder loans and equity contributions by stockholders to VNC, exceeded US$4.2 billion and an agreement cannot be reached on how to proceed with the project. On February 15, 2010, we formally amended our agreement with Sumic to increase the threshold to approximately US$4.6 billion at specified rates of exchange. On May 27, 2010 the threshold was reached and on October 22, 2010, we have signed an agreement to extend the put option date into the first half of 2011. On January 25, 2011 a further extension to the agreement was signed extending the put option date into the second half of 2011.

We provided a guarantee covering certain termination payments due from VNC to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VNC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VNC and the date on which an early termination of the ESA were to occur. During the first quarter of 2010, the supply of electricity under the ESA to the project began and the guaranteed amount now decreases over the life of the ESA from its maximum amount. As at December 31, 2010 the guarantee was US$169 (€126 million).
In February 2009, we and our subsidiary, Vale Newfoundland and Labrador Limited (“VNL”), entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador, Canada, that permitted VNL to ship up to 55,000 metric tonnes of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VNL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit, each in the amount of US$16 (CAD$16 million) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The amount of this financial assurance was US$110 (CAD$112 million) based on seven shipments of nickel concentrate and as of December 31, 2010, US$11 (CAD$11 million) remains outstanding.
As at December 31, 2010, there was an additional US$114 in letters of credit issued and outstanding pursuant to our syndicate revolving credit facility, as well as an additional US$39 of letters of credit and US$57 in bank guarantees that were issued and outstanding. These are associated with environmental reclamation and other operating associated items such as insurance, electricity commitments and import and export duties.
b) We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.
The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2010		December 31, 2009
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	748	874	657	657
Civil claims	510	410	582	307
Tax — related actions	746	442	489	175
Others	39	5	35	4

	2,043	1,731	1,763	1,143

Labor and social security related actions principally comprise of claims by Brazilian current and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
Civil actions principally relate to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans, during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriation disputes.
Tax related actions principally comprise of challenges initiated by us, on certain taxes on revenues and uncertain tax positions. We continue to vigorously pursue our interests in all the actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.
Judicial deposits are made by us following court requirements in order to be entitled to either initiate or continue a legal action. These amounts are released to us upon receipt of a final favorable outcome from the legal action, and in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.
Contingencies settled during the three-month periods ended December 31, 2010, September 30, 2010 and December 31, 2009, totaled US$224, US$67 and US$236, respectively. Provisions recognized in the three-month periods ended December 31, 2010, September 30, 2010 and December 31, 2009, totaled US$41, US$68 and US$294, respectively, classified as other operating expenses.

Contingencies settled during the year ended 2010, 2009 and December 31, 2008, totaled US$352, US$236 and US$856, respectively. Provisions recognized in the year ended 2010, 2009 and December 31, 2008, totaled US$112, US$294 and US$331, respectively, classified as other operating expenses.
In addition to the contingencies for which we have made provisions, we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, in the total amount of US$4,787 at December 31, 2010, and for which no provision has been made (2009 — US$4,190).
c) At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.
A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
The debentures holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.
In April and October 2010 we paid remuneration on these debentures of US$5 and US$5, respectively.
d) We are committed under a take-or-pay agreement to purchase approximately 23,620 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula driven price, calculated based on the current London Metal Exchange — LME quotation for aluminum. Based on a market price of US$24.50 per metric ton as of December 31, 2010, this arrangement represents the following total commitment per metric ton as of December 31, 2010:

2011	141
2012	145
2013	146
2014	146

578

e) Description of Leasing Arrangements
Part of our railroad operations include leased facilities. The 30-year lease, renewable for a further 30 years, expires in August, 2026 and is classified as an operating lease. At the end of the lease term, we are required to return the concession and the leased assets. In most cases, management expects that in the normal course of business, leases will be renewed.
The following is a schedule by year of future minimum rental payments required under the railroad operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2010.

2011	90
2012	90
2013	90
2014	90
2015 thereafter	1,068

Total minimum payments required	1,428

The total expenses of operating leases for the years ended December 31, 2010, 2009 and 2008 were US$90, US$80 and US$53, respectively.
During 2008, we entered into operating lease agreements with our joint ventures Nibrasco, Itabrasco and Kobrasco, under wich we leased four pellet plants. The lease terms are from 5 to 30 years.

The following is a schedule by year of future minimum rental payments required under the pellet plants operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2010:

2011	107
2012	107
2013	107
2014	107
2015 thereafter	1,092

Total	1,520

The total expenses of operating leases for the years ended December 31, 2010, 2009 and 2008 was US$107, US$114 and US$49, respectively.
f) Asset retirement obligations
We use various judgments and assumptions when measuring our asset retirement obligations.

Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)			Year ended as of December, 31
	December 31,	September 30,	December 31,
	2010	2010	2009	2010	2009
Beginning of period	1,230	1,162	1,102	1,116	887
Accretion expense	34	21	31	113	75
Liabilities settled in the current period	(33)	(2)	(21)	(45)	(46)
Revisions in estimated cash flows (*)	110	(11)	(14)	125	(23)
Cumulative translation adjustment	27	60	18	59	223

End of period	1,368	1,230	1,116	1,368	1,116

Current liabilities	75	79	89	75	89
Non-current liabilities	1,293	1,151	1,027	1,293	1,027

Total	1,368	1,230	1,116	1,368	1,116

(*)	Includes US$44 for the purchase of Vale Fertilizantes S.A. and Vale Fosfatados S.A.

22	Other expenses

The income statement line “Other operating expenses” totaled US$2,205 for the year ended December 31, 2010, (US$1,522 in 2009 and US$1,254 in 2008). It includes pre operational expenses US$360 (US$0 in 2009 and US$0 in 2008), loss of material US$108 (US$9 in 2009 and US$199 in 2008) and idle capacity and stoppage operations expenses US$757 (US$880 in 2009 and US$0 in 2008). In 2008, we also had US$204 of expenses relating to tax assessments on transportation services and US$65 of expenses relating to write-off of intangible asset (patent rights).
23	Fair value disclosure of financial assets and liabilities

The Financial Accounting Standards Board, through Accounting Standards Codification and Accounting Standards Updates, defines fair value and set out a framework for measuring fair value, which refers to valuation concepts and practices and requires certain disclosures about fair value measurements.
a) Measurements
The pronouncements define fair value as the exchange price that would be received for an asset, or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, those inputs used to measure the fair value are required to be classified on three levels. Based on the characteristics of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed as follows:
Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 — Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;

Level 3 — Assets and liabilities, which quoted prices do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point, fair market valuation becomes highly subjective.
b) Measurements on a recurring basis
The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company’s Consolidated Balance Sheet at December 31, 2010 and 2009 are summarized below:
•	Available-for-sale securities
They are securities that are not classified either as held-for-trading or as held-to-maturity for strategic reasons and have readily available market prices. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. When there is no market value, we use inputs other than quoted prices.
•	Derivatives
The market approach is used to estimate the fair value of the swaps discounting their cash flows using the interest rate of the currency they are denominated and, also for the commodities contracts, since the fair value is computed by using forward curves for each commodity.

•	Debentures

The fair value is measured by the market approach method, and the reference price is available on the secondary market.
The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	As of December 31, 2010
	Carrying amount	Fair value	Level 1	Level 2
Unrealized gain on derivatives	257	257	1	256
Debentures	(1,284)	(1,284)	—	(1,284)

	As of December 31, 2009
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	17	17	17	—
Unrealized gains on derivatives	832	832	—	832
Debentures	(752)	(752)	—	(752)
c) Measurements on a non-recurring basis
The Company also has assets under certain conditions that are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and assets acquired and liabilities assumed in business combinations. During the year ended December 31, 2010, we have not recognized any additional impairment for those items.
d) Financial Instruments
Long-term debt

The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted on the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale’s bonds curves (income approach).

Time deposits

The method used is the income approach, through the prices available on the active market. The fair value is close to the carrying amount due to the short-term maturities of the instruments.

Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate. The estimated fair value measurement is disclosed as follows:

	As of December 31, 2010
	Carrying amount	Fair value	Level 1	Level 2
Time deposits	1,793	1,793	—	1,793
Long-term debt (less interests) (*)	(24,071)	(25,264)	(19,730)	(5,534)

	As of December 31, 2009
	Carrying amount	Fair value	Level 1	Level 2
Time deposits	3,747	3,747	—	3,747
Long-term debt (less interests) (*)	(22,544)	(23,344)	(12,424)	(10,920)

(*)	Less accrued charges of US$343 and US$287 as of December 31, 2010 and December 31, 2009, respectively.

24	Segment and geographical information

We adopt disclosures about segments of an enterprise and related information with respect to the information we present about our operating segments. The relevant standard requiring such disclosures introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. In line with our strategy to become a leading global player in the fertilizer business, on May 27, 2010 we acquired 58.6% of the equity capital of Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) and the Brazilian fertilizer assets of Bunge Participações e Investimentos S.A. (BPI), currently renamed Vale Fosfatados S.A.. Considering this new segment acquisition, fertilizers, and the related reorganization that occurred for the operating segments are:

Bulk Material — comprised of iron ore mining and pellet production, as well as our Brazilian Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Base Metals — comprised of the production of non-ferrous minerals, including nickel (co-products and by-products), copper and aluminum — comprised of aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

Fertilizers — comprised of the three important groups of nutrients: potash, phosphates and nitrogen. This business is being formed through a combination of acquisitions and organic growth.

Logistic Services — comprised of our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Others — comprised of our investments in joint ventures and affiliates engaged in other businesses.

Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (aggregated)

	Three-month period ended (unaudited)
	December 31, 2010							September 30, 2010							December 31, 2009
	Bulk	Base						Bulk	Base						Bulk	Base
	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues	18,709	3,760	862	456	311	(8,891)	15,207	20,013	2,533	842	462	188	(9,542)	14,496	6,789	2,418	109	337	216	(3,328)	6,541
Cost and expenses	(11,359)	(2,792)	(776)	(400)	(230)	8,891	(6,666)	(11,960)	(2,012)	(788)	(346)	(184)	9,542	(5,748)	(4,946)	(2,143)	(59)	(280)	(243)	3,328	(4,343)
Research and development	(103)	(109)	(39)	(30)	(20)	—	(301)	(70)	(68)	(21)	(23)	(34)	—	(216)	(73)	(47)	(19)	(17)	(140)	—	(296)
Depreciation, depletion and amortization	(421)	(480)	(128)	(41)	(3)	—	(1,073)	(379)	(224)	(48)	(32)	(13)	—	(696)	(393)	(354)	(10)	(40)	(2)	—	(799)

Operating income	6,826	379	(81)	(15)	58	—	7,167	7,604	229	(15)	61	(43)	—	7,836	1,377	(126)	21	—	(169)	—	1,103
Financial income	696	198	17	3	9	(806)	117	550	194	4	10	1	(703)	56	599	(511)	—	—	707	(730)	65
Financial expenses	(1,160)	(503)	(7)	(2)	(60)	806	(926)	(995)	(391)	(5)	(16)	(37)	703	(741)	(888)	313	—	(10)	(693)	730	(548)
Gains (losses) on derivatives, net	486	(13)	—	—	—	—	473	642	(137)	—	—	(5)	—	500	312	(15)	—	—	(1)	—	296
Foreign exchange and monetary gains (losses), net	(46)	80	45	(21)	(7)	—	51	89	157	18	(4)	(3)	—	257	(21)	40	—	1	(3)	—	17
Discontinued operations, net of tax	—	—	—	—	—	—	—	—	8	—	—	—	—	8	—	—	—	—	—	—	—
Gain on sale of assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(70)	(120)	—	—	—	—	(190)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	403	9	—	32	(141)	—	303	302	(26)	—	27	2	—	305	54	(50)	—	66	1	—	71
Income taxes	(1,268)	125	(9)	9	6	—	(1,137)	(2,116)	(26)	(6)	2	—	—	(2,146)	428	325	—	3	—	—	756
Noncontrolling interests	(2)	(144)	19	—	(4)	—	(131)	5	(46)	—	—	4	—	(37)	(21)	(49)	—	—	19	—	(51)

Net income attributable to the Company’s stockholders	5,935	131	(16)	6	(139)	—	5,917	6,081	(38)	(4)	80	(81)	—	6,038	1,770	(193)	21	60	(139)	—	1,519

Sales classified by geographic destination:
Foreign market
America, except United States	459	550	28	—	—	(263)	774	289	423	14	—	—	(212)	514	121	338	—	4	—	(156)	307
United States	53	294	—	—	—	(14)	333	62	171	—	—	—	(36)	197	—	166	—	—	3	(8)	161
Europe	3,555	1,152	6	—	14	(2,046)	2,681	4,110	704	—	—	—	(2,321)	2,493	1,710	688	—	—	—	(1,063)	1,335
Middle East/Africa/Oceania	739	120	18	—	—	(247)	630	976	40	—	—	—	(543)	473	318	70	—	—	—	(216)	172
Japan	2,113	453	—	—	8	(912)	1,662	2,348	370	—	—	—	(1,044)	1,674	940	373	—	—	1	(438)	876
China	8,961	380	—	—	—	(4,074)	5,267	9,103	210	—	—	—	(4,155)	5,158	2,734	210	—	28	—	(984)	1,988
Asia, other than Japan and China	1,604	603	13	—	—	(856)	1,364	1,813	393	—	—	—	(858)	1,348	355	388	—	—	—	(215)	528
Brazil	1,225	208	797	456	289	(479)	2,496	1,312	222	828	462	188	(373)	2,639	611	185	109	305	212	(248)	1,174

	18,709	3,760	862	456	311	(8,891)	15,207	20,013	2,533	842	462	188	(9,542)	14,496	6,789	2,418	109	337	216	(3,328)	6,541

Operating segment — after eliminations (disaggregated)

	Three-month period ended (unaudited)
	December 31, 2010
						Depreciation,		Property, plant	Addition to
		Value added		Cost and	Operating	depletion and	Operating	and equipment,	property, plant
	Revenue	tax	Net revenues	expenses	profit	amortization	income	net	and equipment	Investments
Bulk Material
Iron ore	8,477	(101)	8,376	(2,275)	6,101	(360)	5,741	30,412	831	107
Pellets	1,927	(55)	1,872	(785)	1,087	(29)	1,058	1,445	87	1,058
Manganese	44	(2)	42	(33)	9	(4)	5	24	2	—
Ferroalloys	186	(14)	172	(81)	91	(7)	84	292	16	—
Coal	241	—	241	(279)	(38)	(24)	(62)	3,020	289	223
Pig iron	22	—	22	(25)	(3)	3	—	123	1	—

	10,897	(172)	10,725	(3,478)	7,247	(421)	6,826	35,316	1,226	1,388
Base Metals
Nickel and other products (*)	2,017	—	2,017	(1,346)	671	(454)	217	28,623	724	23
Copper concentrate	311	(11)	300	(201)	99	(25)	74	3,579	(25)	90
Aluminum products	691	(4)	687	(598)	89	(1)	88	395	216	152

	3,019	(15)	3,004	(2,145)	859	(480)	379	32,597	915	265
Fertilizers
Potash	73	—	73	(131)	(58)	(7)	(65)	474	348	—
Phosphates	541	(12)	529	(443)	86	(79)	7	7,560	188	—
Nitrogen	151	(19)	132	(115)	17	(42)	(25)	809	1	—
Others fertilizers products	4	(2)	2	—	2	—	2	146	3	—

	769	(33)	736	(689)	47	(128)	(81)	8,989	540	—
Logistics
Railroads	262	(39)	223	(190)	33	(37)	(4)	1,278	71	511
Ports	72	(8)	64	(71)	(7)	(7)	(14)	1,044	769	—
Ships	—	—	—	—	—	3	3	—	—	135

	334	(47)	287	(261)	26	(41)	(15)	2,322	840	646
Others	188	(11)	177	(116)	61	(3)	58	3,872	1,221	2,198

	15,207	(278)	14,929	(6,689)	8,240	(1,073)	7,167	83,096	4,742	4,497

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	Three-month period ended (unaudited)
	September 30, 2010
						Depreciation,		Property, plant	Addition to
		Value added		Cost and	Operating	depletion and	Operating	and equipment,	property, plant
	Revenue	tax	Net revenues	expenses	profit	amortization	income	net	and equipment	Investments
Bulk Material
Iron ore	8,725	(108)	8,617	(1,982)	6,635	(325)	6,310	29,523	1,591	95
Pellets	2,082	(81)	2,001	(774)	1,227	(23)	1,204	1,325	137	1,407
Manganese	67	1	68	(41)	27	(1)	26	24	—	—
Ferroalloys	166	(16)	150	(74)	76	(2)	74	287	2	—
Coal	217	—	217	(199)	18	(28)	(10)	2,771	58	203
Pig iron	—	—	—	—	—	—	—	123	—	—

	11,257	(204)	11,053	(3,070)	7,983	(379)	7,604	34,053	1,788	1,705
Base Metals
Nickel and other products (*)	1,074	—	1,074	(758)	316	(206)	110	27,719	448	25
Copper concentrate	236	(8)	228	(152)	76	(22)	54	2,748	566	74
Aluminum products	609	(15)	594	(533)	61	(4)	57	84	65	152

	1,919	(23)	1,896	(1,443)	453	(232)	221	30,551	1,079	251
Fertilizers
Potash	87	(5)	82	(53)	29	(9)	20	208	—	—
Phosphates	556	(25)	531	(524)	7	(33)	(26)	6,521	206	—
Nitrogen	147	(20)	127	(133)	(6)	(6)	(12)	1,446	46	—
Others fertilizers products	12	(3)	9	(6)	3	—	3	325	—	—

	802	(53)	749	(716)	33	(48)	(15)	8,500	252	—

Logistics
Railroads	308	(57)	251	(184)	67	(27)	40	1,138	43	545
Ports	100	(15)	85	(59)	26	(5)	21	269	11	—
Ships	—	—	—	—	—	—	—	—	—	128

	408	(72)	336	(243)	93	(32)	61	1,407	54	673
Others	110	(42)	68	(98)	(30)	(5)	(35)	4,186	679	2,282

	14,496	(394)	14,102	(5,570)	8,532	(696)	7,836	78,697	3,852	4,911

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	Three-month period ended (unaudited)
	December 31, 2009
								Property,	Addition to
						Depreciation,		plant and	property,
		Value added	Net	Cost and	Operating	depletion and	Operating	equipment,	plant and
	Revenue	tax	revenues	expenses	profit	amortization	income	net	equipment	Investments
Bulk Material
Iron ore	3,459	(67)	3,392	(1,665)	1,727	(334)	1,393	21,736	1,405	107
Pellets	483	(29)	454	(417)	37	(20)	17	947	—	1,050
Manganese	64	(1)	63	(40)	23	(2)	21	25	1	—
Ferroalloys	123	(16)	107	(69)	38	(6)	32	261	56	—
Coal	137	—	137	(176)	(39)	(31)	(70)	1,723	128	243
Pig iron	26	—	26	(42)	(16)	—	(16)	144	—	—

	4,292	(113)	4,179	(2,409)	1,770	(393)	1,377	24,836	1,590	1,400
Base Metals
Nickel and other products (*)	872	—	872	(776)	96	(264)	(168)	23,967	393	30
Kaolin	48	(3)	45	(41)	4	(6)	(2)	190	2	—
Copper concentrate	207	(1)	206	(129)	77	(18)	59	4,127	92	80
Aluminum products	611	(9)	602	(551)	51	(66)	(15)	4,663	27	143

	1,738	(13)	1,725	(1,497)	228	(354)	(126)	32,947	514	253
Fertilizers
Potash	109	(8)	101	(70)	31	(10)	21	159	—	—

	109	(8)	101	(70)	31	(10)	21	159	—	—
Logistics
Railroads	218	(41)	177	(155)	22	(29)	(7)	1,045	26	468
Ports	87	(13)	74	(49)	25	(11)	14	1,441	—	—
Ships	2	—	2	(9)	(7)	—	(7)	1,104	300	125

	307	(54)	253	(213)	40	(40)	—	3,590	326	593
Others	95	(20)	75	(242)	(167)	(2)	(169)	6,105	325	2,339

	6,541	(208)	6,333	(4,431)	1,902	(799)	1,103	67,637	2,755	4,585

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Results by segment — before eliminations (aggregated)

	Year ended as of December, 31
	2010							2009							2008
	Bulk	Base						Bulk	Base						Bulk	Base
	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Material	Metals	Fertilizers	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues	59,573	10,805	1,990	1,727	719	(28,333)	46,481	25,940	8,886	413	1,168	446	(12,914)	23,939	38,288	14,714	295	1,691	245	(16,724)	38,509
Cost and expenses	(36,682)	(8,521)	(1,814)	(1,382)	(582)	28,333	(20,648)	(17,880)	(7,769)	(158)	(876)	(410)	12,914	(14,179)	(24,542)	(9,658)	(128)	(1,097)	(218)	16,724	(18,919)
Research and development	(289)	(277)	(72)	(75)	(165)	—	(878)	(235)	(207)	(46)	(57)	(436)	—	(981)	(380)	(372)	(8)	(101)	(224)	—	(1,085)
Depreciation, depletion and amortization	(1,538)	(1,359)	(200)	(146)	(17)	—	(3,260)	(1,205)	(1,356)	(29)	(126)	(6)	—	(2,722)	(1,054)	(1,604)	(19)	(128)	(2)	—	(2,807)
Impairment of goodwill	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(950)	—	—	—	—	(950)

Operating income	21,064	648	(96)	124	(45)	—	21,695	6,620	(446)	180	109	(406)	—	6,057	12,312	2,130	140	365	(199)	—	14,748
Financial income	2,557	778	22	16	10	(3,093)	290	2,439	12	—	8	711	(2,789)	381	3,048	798	—	10	1	(3,255)	602
Financial expenses	(3,873)	(1,718)	(13)	(36)	(99)	3,093	(2,646)	(2,982)	(653)	—	(17)	(695)	2,789	(1,558)	(3,515)	(1,490)	—	(15)	—	3,255	(1,765)
Gains (losses) on derivatives, net	772	(141)	—	—	—	—	631	1,647	(119)	—	—	—	—	1,528	(719)	(93)	—	—	—	—	(812)
Foreign exchange and monetary gains (losses), net	109	208	65	(28)	(10)	—	344	173	445	—	(11)	68	—	675	764	(265)	—	(32)	(103)	—	364
Discontinued Operations, Net of tax	—	(143)	—	—	—	—	(143)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on sale of investments	—	—	—	—	—	—	—	87	(108)	—	—	61	—	40	—	80	—	—	—	—	80
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	1,013	(10)	—	94	(110)	—	987	328	(28)	—	143	(10)	—	433	612	28	—	133	21	—	794
Income taxes	(3,980)	240	(12)	20	27	—	(3,705)	(2,613)	525	—	(11)	(1)	—	(2,100)	143	(697)	—	23	(4)	—	(535)
Noncontrolling interests	5	(209)	19	—	(4)	—	(189)	17	(121)	—	—	(3)	—	(107)	(8)	(256)	—	—	6	—	(258)

Net income attributable to the Company’s stockholders	17,667	(347)	(15)	190	(231)	—	17,264	5,716	(493)	180	221	(275)	—	5,349	12,637	235	140	484	(278)	—	13,218

Sales classified by geographic destination:
Foreign market
America, except United States	1,332	1,496	42	12	7	(879)	2,010	465	1,368	—	4	10	(595)	1,252	1,805	2,215	—	1	—	(1,201)	2,820
United States	128	774	—	—	2	(76)	828	37	824	—	—	35	(64)	832	648	2,201	—	1	9	(392)	2,467
Europe	13,147	3,306	6	—	16	(7,563)	8,912	6,136	2,618	—	—	8	(4,726)	4,036	11,224	4,132	—	26	—	(5,933)	9,449
Middle East/Africa/Oceania	2,655	264	18	—	—	(1,147)	1,790	1,005	233	—	—	—	(707)	531	2,058	394	—	—	—	(952)	1,500
Japan	6,927	1,425	—	—	8	(3,120)	5,240	2,551	972	—	—	4	(1,115)	2,412	4,761	1,893	—	1	—	(1,918)	4,737
China	26,071	964	—	—	—	(11,656)	15,379	12,084	878	—	63	—	(4,022)	9,003	9,747	887	—	21	—	(3,949)	6,706
Asia, other than Japan and China	4,833	1,788	13	—	—	(2,462)	4,172	1,883	1,258	—	—	—	(923)	2,218	3,703	1,946	—	1	2	(1,497)	4,155
Brazil	4,480	788	1,911	1,715	686	(1,430)	8,150	1,779	735	413	1,101	389	(762)	3,655	4,342	1,046	295	1,640	234	(882)	6,675

	59,573	10,805	1,990	1,727	719	(28,333)	46,481	25,940	8,886	413	1,168	446	(12,914)	23,939	38,288	14,714	295	1,691	245	(16,724)	38,509

Operating segment — after eliminations (disaggregated)

	As of and for the year ended December 31,
	2010
						Depreciation,		Property, plant	Addition to
				Cost and	Operating	depletion and	Operating	and equipment,	property, plant
	Revenue	Value added tax	Net revenues	expenses	profit	amortization	income	net	and equipment	Investments
Bulk Material
Iron ore	26,384	(366)	26,018	(7,364)	18,654	(1,307)	17,347	30,412	4,015	107
Pellets	6,402	(266)	6,136	(2,515)	3,621	(110)	3,511	1,445	353	1,058
Manganese	258	(7)	251	(136)	115	(10)	105	24	2	—
Ferroalloys	664	(62)	602	(306)	296	(26)	270	292	26	—
Coal	770	—	770	(856)	(86)	(83)	(169)	3,020	499	223
Pig iron	31	—	31	(29)	2	(2)	—	123	1	—

	34,509	(701)	33,808	(11,206)	22,602	(1,538)	21,064	35,316	4,896	1,388
Base Metals
Nickel and other products (*)	4,712	—	4,712	(3,402)	1,310	(1,145)	165	28,623	1,880	23
Copper concentrate	934	(29)	905	(621)	284	(87)	197	3,579	1,072	90
Aluminum products	2,554	(32)	2,522	(2,109)	413	(127)	286	395	342	152

	8,200	(61)	8,139	(6,132)	2,007	(1,359)	648	32,597	3,294	265
Fertilizers
Potash	280	(11)	269	(269)	—	(29)	(29)	474	355	—
Phosphates	1,211	(47)	1,164	(1,070)	94	(121)	(27)	7,560	438	—
Nitrogen	337	(43)	294	(285)	9	(50)	(41)	809	47	—
Others fertilizers products	18	(6)	12	(11)	1	—	1	146	3	—

	1,846	(107)	1,739	(1,635)	104	(200)	(96)	8,989	843	—
Logistics
Railroads	1,107	(183)	924	(716)	208	(123)	85	1,278	160	511
Ports	353	(47)	306	(236)	70	(23)	47	1,044	783	—
Ships	5	—	5	(13)	(8)	—	(8)	—	—	135

	1,465	(230)	1,235	(965)	270	(146)	124	2,322	943	646
Others	461	(89)	372	(400)	(28)	(17)	(45)	3,872	2,671	2,198

	46,481	(1,188)	45,293	(20,338)	24,955	(3,260)	21,695	83,096	12,647	4,497

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the year ended December 31,
	2009
								Property,	Addition to
						Depreciation,		plant and	property,
		Value added	Net	Cost and	Operating	depletion and	Operating	equipment,	plant and
	Revenue	tax	revenues	expenses	profit	amortization	income	net	equipment	Investments
Bulk Material
Iron ore	12,831	(172)	12,659	(4,957)	7,702	(1,043)	6,659	21,736	3,361	107
Pellets	1,352	(92)	1,260	(1,165)	95	(76)	19	947	84	1,050
Manganese	145	(2)	143	(103)	40	(9)	31	25	4	—
Ferroalloys	372	(45)	327	(278)	49	(15)	34	261	112	—
Coal	505	—	505	(549)	(44)	(61)	(105)	1,723	362	243
Pig iron	45	—	45	(63)	(18)	—	(18)	144	48	—

	15,250	(311)	14,939	(7,115)	7,824	(1,204)	6,620	24,836	3,971	1,400
Base Metals
Nickel and other products (*)	3,947	—	3,947	(3,292)	655	(1,016)	(361)	23,967	1,464	30
Kaolin	173	(9)	164	(146)	18	(34)	(16)	190	53	—
Copper concentrate	682	(19)	663	(462)	201	(72)	129	4,127	558	80
Aluminum products	2,050	(37)	2,013	(1,969)	44	(235)	(191)	4,663	143	143

	6,852	(65)	6,787	(5,869)	918	(1,357)	(439)	32,947	2,218	253
Fertilizers
Potash	413	(17)	396	(187)	209	(29)	180	159	—	—

	413	(17)	396	(187)	209	(29)	180	159	—	—
Logistics
Railroads	838	(137)	701	(539)	162	(97)	65	1,045	96	468
Ports	264	(38)	226	(161)	65	(29)	36	1,441	106	—
Ships	2	—	2	(9)	(7)	—	(7)	1,104	738	125

	1,104	(175)	929	(709)	220	(126)	94	3,590	940	593
Others	320	(60)	260	(652)	(392)	(6)	(398)	6,105	967	2,339

	23,939	(628)	23,311	(14,532)	8,779	(2,722)	6,057	67,637	8,096	4,585

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the year ended December 31,
	2008
									Property, plant	Addition to
						Depreciation,			and	property,
		Value added		Cost and		depletion and	Impairment	Operating	equipment,	plant and
	Revenue	tax	Net revenues	expenses	Net	amortization	of goodwill	income	net	equipment	Investments
BulkMaterials
Iron ore	17,775	(364)	17,411	(6,547)	10,864	(876)	—	9,988	14,595	3,645	47
Pellets	4,301	(189)	4,112	(2,394)	1,718	(112)	—	1,606	645	127	721
Manganese	266	(15)	251	(77)	174	(5)	—	169	18	3	—
Ferroalloys	1,211	(128)	1,083	(457)	626	(22)	—	604	166	32	—
Coal	577	—	577	(441)	136	(33)	—	103	826	144	187
Pig iron	146	—	146	(67)	79	(3)	—	76	144	122	—

	24,276	(696)	23,580	(9,983)	13,597	(1,051)	—	12,546	16,394	4,073	955
Base Metals
Nickel and other products (*)	7,829	—	7,829	(4,425)	3,404	(1,323)	(950)	1,131	21,525	2,813	53
Kaolin	209	(9)	200	(213)	(13)	(32)	—	(45)	199	6	—
Copper concentrate	893	(22)	871	(683)	188	(77)	—	111	3,543	283	—
Aluminum products	3,042	(66)	2,976	(2,288)	688	(172)	—	516	3,831	440	140

	11,973	(97)	11,876	(7,609)	4,267	(1,604)	(950)	1,713	29,098	3,542	193
Fertilizers
Potash	295	(16)	279	(120)	159	(19)	—	140	159	43	—

	295	(16)	279	(120)	159	(19)	—	140	159	43	—
Logistics
Railroads	1,303	(205)	1,098	(749)	349	(103)	—	246	760	121	326
Ports	304	(39)	265	(198)	67	(26)	—	41	1,441	242	—
Ships	—	—	—	—	—	—	—	—	374	343	94

	1,607	(244)	1,363	(947)	416	(129)	—	287	2,575	706	420
Others	358	(30)	328	(262)	66	(4)	—	62	228	608	840

	38,509	(1,083)	37,426	(18,921)	18,505	(2,807)	(950)	14,748	48,454	8,972	2,408

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

25	Related party transactions
Balances from transactions with major related parties are as follows:

	As of December 31
	2010		2009
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	264	300	34	34
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	10	1	6
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	23	—	22
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	4	1	5
Baovale Mineração SA	3	30	2	22
Minas da Serra Geral SA — MSG	—	9	—	26
MRS Logística SA	1	15	10	418
Mineração Rio Norte SA	2	25	—	25
Samarco Mineração SA	61	—	55	—
Teal Minerals Incorporated	—	—	84	—
Korea Nickel Corporation	—	—	11	—
Mitsui & CO, LTD	—	61	—	26
Others	229	84	24	29

	560	561	222	613

Current	531	559	186	496

Long-term	29	2	36	117

These balances are included in the following balance sheet classifications:

	As of December 31
	2010		2009
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	435	—	79	—
Loans and advances to related parties	96	—	107	—
Non-current assets
Loans and advances to related parties	29	—	36	—
Current liabilities
Suppliers	—	538	—	463
Loans from related parties	—	21	—	33
Non-current liabilities
Long-term debt	—	2	—	117

	560	561	222	613

Income and expenses from the principal transactions and financial operations carried out with major related parties are as follows:

	Year ended as of December, 31
	2010		2009		2008
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	149	29	47	105	393
Samarco Mineração SA	448	—	97	—	259	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	50	—	18	240	163
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	462	513	85	75	342	378
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	117	—	29	101	234
Usinas Siderúrgicas de Minas Gerais SA — USIMINAS (*)	—	—	46	—	651	—
Mineração Rio Norte SA	—	156	—	210	—	249
MRS Logística SA	16	561	12	484	9	829
Mitsui & CO, LTD	—	1	—	30	—	13
Others	17	18	19	29	34	34

	943	1,565	288	922	1,741	2,293

(*)	Sold in April 2009.

These amounts are included in the following statement of income line items:

	Year ended as of December, 31
	2010		2009		2008
	Income	Expense	Income	Expense	Income	Expense
Sales / Cost of iron ore and pellets	910	786	223	233	1,698	1,382
Revenues / expense from logistic services	23	603	26	457	25	624
Sales / Cost of aluminum products	—	156	—	210	—	249
Financial income/expenses	10	20	29	32	18	38

	943	1,565	288	922	1,741	2,293

Additionally we have loans payable to Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of US$2,172 and US$739 respectively, accruing interest at market rates, which fall due through 2029. The operations generated interest expenses of US$147. We also maintain cash equivalent balances with Banco Bradesco S.A. in the amount of US$574 it December 31, 2010. The effect of these operations in results was US$5.
26	Derivative financial instruments
Risk management policy
Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, Vale evaluate not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk) and those risks inherent in Vale’s operational processes (operational risk).
Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flows contributes to a better perception of the Company’s credit quality, improving its ability to access different markets. As a commitment to the risk management strategy, the Board of Directors has established an enterprise-wide risk management policy and a risk management committee.
The risk management policy determines that Vale should evaluate regularly its cash flow risks and potential risk mitigation strategies. Whenever considered necessary, mitigation strategies should be put in place to reduce cash flow volatility. The executive board is responsible for the evaluation and approval of long-term risk mitigation strategies recommended by the risk management committee.
The risk management committee assists our executive officers in overseeing and reviewing our enterprise risk management activities, including the principles, policies, process, procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board on how risks have been monitored, what are the most important risks we are exposed to and their impact on cash flows.
The risk management policy and procedures that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.
Besides the risk management governance model, Vale has put in place a well defined corporate governance structure. The recommendation and execution of the derivative transactions are implemented by independent areas. The strategy and risk management department is responsible for defining and proposing to the risk management committee, market risk mitigation strategies consistent with Vale’s and its wholly owned subsidiaries corporate strategy. The finance department is responsible for the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.
When measuring our exposures, the correlations between market risk factors are taken into consideration once we must be able to evaluate the net impact on our cash flows from all main market variables. We are also able to identify a natural diversification of products and currencies in our portfolio and therefore a natural reduction of the overall risk of the Company.
The consolidated market risk exposure and the portfolio of derivatives are measured monthly and monitored in order to evaluate the financial results and market risk impacts on our cash flow, as well as to guarantee that the initial goals will be achieved. The mark-to-market of the derivatives portfolio is reported weekly to management.
Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Product prices and input costs
Foreign exchange and interest rate risk
Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to the US dollars, most of our costs, disbursements and investments are indexed to currencies other than the US dollar, mainly the Brazilian real and Canadian dollar.
Derivative instruments may be used to reduce Vale’s potential cash flow volatility arising from its currency mismatch. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian real to fixed or floating US dollar cash flows, without any leverage.
Vale is also exposed to interest rate risks on loans and financings. Our floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans.
In general, our US dollars floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in US dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the correlation of metal prices and US dollar floating rates. When natural hedges are not present, we may opt to look for the same effect by using financial instruments.
Our Brazilian real denominated debt subject to floating interest rates refers to debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.
The swap transactions used to convert debt linked to Brazilian reais into U.S. Dollars have similar — and sometimes shorter — settlement dates than the final maturity of the debt instruments. Their amounts are similar to the principal and interest payments, subjected to liquidity market conditions. The swaps with shorter settlement date than the debts’ final maturity are renegotiated through time so that their final maturity match — or become closer — to the debt final maturity. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in U.S. Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian real against the US dollar, the negative (positive) impact on our Brazilian real denominated debt obligations (interest and/or principal payment) measured in US dollars will be partially offset by a positive (negative) effect from a swap transaction, regardless of the US dollar / Brazilian real exchange rate on the payment date.
We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where the cash flows in Euros are converted into cash flows in US dollars. We have also entered into a swap to convert the cash flow from a debt instrument issued originally in Euro into US dollars. In this derivative transaction, we receive fixed interest rates in Euros and pay fixed interest rates in US dollars.
In order to reduce the cash flows volatility associated with the foreign exchange exposure from some coal fixed price sales, Vale purchased forward Australian dollars.
Product price risk
Vale is also exposed to several market risks associated with commodities price volatilities. Currently, our derivative transactions include nickel, aluminum, coal, copper, bunker oil and maritime freight (FFA) derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.
Nickel — The Company has the following derivative instruments in this category:
•	Strategic derivative program — in order to protect our cash flows in 2010 and 2011, we entered into derivative transactions where we fixed the prices of some of our nickel sales during the period.

•	Fixed price sales program — we use to enter into nickel future contracts on the London Metal Exchange (LME) with the purpose of maintaining our exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. Whenever the ‘Strategic derivative program’ is executed, the ‘Fixed price sales program’ is interrupted.

•	Nickel purchase program — Vale has also sold nickel futures on the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Aluminum — In order to protect our cash flow in 2010, we entered into derivatives transactions where we fixed the prices of some of our aluminum sales during the period. Aluminum operations are available for sale since June 2010.
Coal — In order to protect our cash flow in 2010, we entered into derivatives transactions where we fixed the prices of some of our coal sales during the period.
Copper — We entered into derivatives transactions in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients.
Bunker Oil — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and, therefore, on Vale’s cash flow, Vale implemented a derivative program that consists of forward purchases and swaps.
Maritime Freight — In order to reduce the impact of freight price fluctuations on the Company’s cash flows, Vale implemented a derivative program that consists of purchasing Forward Freight Agreements (FFA).
Embedded derivatives — In addition to the contracts mentioned above, Vale Inco Ltd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on the movement of nickel and copper prices. These provisions are considered embedded derivatives. There is also an embedded derivative related to energy purchase in our subsidiary Albras, on which there is a premium that can be charged based on the movement of aluminum prices. Aluminum operations are available for sale since June 2010.
Under the Standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.
At December 31, 2010, we have outstanding positions designated as cash flow hedge. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the changes in the fair value of the derivative is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings.

The assets and liabilities balances of derivatives measured at fair value and the effects of their recognition are shown in the following tables:

	Assets				Liabilities
	As of December 31				As of December 31
		2010		2009		2010		2009
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	300	—	794	—	—	—	—
EURO floating rate vs. USD floating rate swap	1	—	—	1	—	—	—	—
USD floating rate vs. fixed USD rate swap	—	—	—	—	4	—	7	1
EuroBond Swap	—	—	—	—	—	8	—	—
Pre Dollar Swap	—	1	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	2	—	—	9	—	—	—	—

	3	301	—	804	4	8	7	1

Commodities price risk
Nickel
Fixed price program	13	—	12	2	12	—	3	8
Strategic program	—	—	—	—	15	—	32	—
Aluminium	—	—	—	—	—	—	16	—
Bunker Oil Hedge	16	—	49	—	—	—	—	—
Coal	—	—	—	—	2	—	—	—
Maritime Freight Hiring Protection Program	—	—	29	—	2	—	—	—

	29	—	90	2	31	—	51	8

Derivatives designated as hedge
Foreign exchange cash flow hedge	20	—	15	59	—	—	—	—
Strategic Nickel	—	—	—	—	—	53	—	—
Aluminium	—	—	—	—	—	—	71	—

	20	—	15	59	—	53	71	—

Total	52	301	105	865	35	61	129	9

The following table presents the effects of derivatives for the periods ended:

	Amount of gain or (loss) recognized as financial income (expense)						Financial settlement						Amount of gain or (loss) recognized in OCI
	Three-month period ended (unaudited)			Year ended as of December, 31			Three-month period ended (unaudited)			Year ended as of December, 31			Three-month period ended (unaudited)			Year ended as of December, 31
	December 31,	September 30,	December 31,				December 31,	September 30,	December 31,				December 31,	September 30,	December 31,
	2010	2010	2009	2010	2009	2008	2010	2010	2009	2010	2009	2008	2010	2010	2009	2010	2009	2008
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	259	433	198	451	1,598	48	(819)	(33)	(90)	(956)	(243)	(397)	—	—	—	—	—	—
EURO floating rate vs. USD floating rate swap	—	—	1	(1)	—	(684)	1	—	—	1	(1)	1	—	—	—	—	—	—
USD floating rate vs. USD fixed rate swap	—	(1)	—	(2)	(2)	7	(2)	1	2	3	8	—	—	—	—	—	—	—
Swap Convertibles	—	—	—	37	—	—	—	—	—	(37)	—	—	—	—	—	—	—	—
Swap NDF	—	3	—	4	—	—	—	(2)	—	(2)	—	—	—	—	—	—	—	—
EuroBond Swap	1	72	—	(5)	—	—	—	(1)	—	(1)	—	—	—	—	—	—	—	—
Pre Dollar Swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	1	1	1	3	14	—	(1)	(1)	(3)	(9)	(5)	—	—	—	—	—	—	—

	261	508	200	487	1,610	(629)	(821)	(36)	(91)	(1,001)	(241)	(396)	—	—	—	—	—	—

Commodities price risk
Nickel
Fixed price program	—	(5)	—	4	5	(102)	—	(8)	19	(7)	79	48	—	—	—	—	—	—
Purchase program	—	—	—	—	—	21	—	—	—	—	—	—	—	—	—	—	—	—
Strategic program	(2)	(34)	(6)	(87)	(95)	(3)	39	16	37	105	73	—	—	—	—	—	—	—
Copper
Purchased scrap protection program	—	—	—	—	—	(23)	—	—	—	—	—	201	—	—	—	—	—	—
Strategic hedging program	—	—	—	—	—	(6)	—	—	—	—	—	(30)	—	—	—	—	—	—
Platinum	—	—	—	—	—	(5)	—	—	—	—	—	26	—	—	—	—	—	—
Gold	—	—	—	—	—	(30)	—	—	—	—	—	42	—	—	—	—	—	—
Natural gas	—	—	—	—	(4)	4	—	—	—	—	6	—	—	—	—	—	—	—
Aluminum	—	—	—	—	—	(68)	—	—	—	16	—	122	—	—	—	—	—	—
Maritime Freight Hiring Protection Program	5	9	77	(5)	66	—	(11)	6	(7)	(24)	(37)	—	—	—	—	—	—	—
Coal	(2)	1	—	(4)	—	—	2	1	—	3	—	—	—	—	—	—	—	—
Bunker Oil Hedge	13	4	41	4	50	(17)	(7)	(4)	(11)	(34)	(16)	—	—	—	—	—	—	—

	14	(25)	112	(88)	22	(229)	23	11	38	59	105	409	—	—	—	—	—	—

Embedded derivatives:
For nickel concentrate costumer sales	—	—	—	—	(25)	29	—	—	—	—	(14)	—	—	—	—	—	—	—
Customer raw material contracts	—	—	—	—	(76)	10	—	—	—	—	—	(10)	—	—	—	—	—	—
Energy — Aluminum options	(7)	(44)	—	(51)	—	13	—	—	—	—	—	—	—	—	—	—	—	—

	(7)	(44)	—	(51)	(101)	52	—	—	—	—	(14)	(10)	—	—	—	—	—	—

Derivatives designated as hedge
Bunker Oil Hedge	—	—	(16)	—	(16)	(6)	—	—	5	—	4	—	—	—	—	—	—	—
Aluminum	—	—	—	—	13	—	18	3	—	47	—	—	7	(11)	(42)	31	(36)	(29)
Strategic Nickel	1	—	—	(1)	—	—	—	—	—	—	—	—	(25)	(68)	—	(52)	—	—
Foreign exchange cash flow hedge	204	61	—	284	—	—	(225)	(75)	—	(330)	—	—	(115)	66	31	(5)	38	—

	205	61	(16)	283	(3)	(6)	(207)	(72)	5	(283)	4	—	(133)	(13)	(11)	(26)	2	(29)

Total	473	500	296	631	1,528	(812)	(1,005)	(97)	(48)	(1,225)	(146)	3	(133)	(13)	(11)	(26)	2	(29)

Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.
Final maturity dates for the above instruments are as follows:

Interest rates-/ Currencies	December 2019
Aluminum	December 2010
Bunker Oil	December 2011
Freight	December 2010
Nickel	December 2012
Copper	February 2011
Coal	December 2010

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Jorge Luiz Pacheco
José Mauro Mettrau Carneiro da Cunha	Aníbal Moreira dos Santos
José Ricardo Sasseron	Antônio José de Figueiredo Ferreira
Ken Abe	Nelson Machado
Luciano Galvão Coutinho
Oscar Augusto de Camargo Filho	Alternate
Renato da Cruz Gomes	Cícero da Silva
Sandro Kohler Marcondes	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo

Alternate
Executive Officers

Deli Soares Pereira
Hajime Tonoki	Roger Agnelli
João Moisés de Oliveira	Chief Executive Officer
Luiz Augusto Ckless Silva
Luiz Carlos de Freitas	Carla Grasso
Luiz Felix Freitas	Executive Officer for Human Resources and Corporate
Paulo Sergio Moreira da Fonseca	Services
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles	Eduardo de Salles Bartolomeo
Wanderlei Viçoso Fagundes	Executive Officer for Integrated Bulk Operations

Advisory Committees of the Board of Directors	Eduardo Jorge Ledsham
Executive Office for Exploration, Energy and Projects

Controlling Committee
Luiz Carlos de Freitas	Guilherme Perboyre Cavalcanti
Paulo Ricardo Ultra Soares	Chief Financial Officer and Investor Relations
Paulo Roberto Ferreira de Medeiros

José Carlos Martins
Executive Development Committee	Executive Officer for Marketing, Sales and Strategy
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho	Mario Alves Barbosa Neto
Executive Officer for Fertilizers

Strategic Committee
Roger Agnelli	Tito Botelho Martins
Luciano Galvão Coutinho	Executive Officer for Base Metals Operations
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho	Marcus Vinícius Dias Severini
Ricardo José da Costa Flores	Chief Officer of Accounting and Control Department

Finance Committee	Vera Lúcia de Almeida Pereira Elias
Guilherme Perboyre Cavalcanti	Chief Accountant
Luiz Maurício Leuzinger	CRC-RJ — 043059/O-8
Ricardo Ferraz Torres
Wanderlei Viçoso Fagundes

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: February 24, 2011		Roberto Castello Branco
Director of Investor Relations